**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated November 9, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release   **ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2011 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)**



Report

for the quarter and nine months ended 30 September 2011

Group results for the quarter and nine months ended September….

❖ Record adjusted headline earnings (AHE) of $457m, or 118 US cents a share, up 51% year-on-year.
❖ Net profit attributable to equity shareholders of $456m.
❖ Quarterly cash inflow from operations more than doubles to $863m* year-on-year.
❖ Quarterly free cash flow of $300m after capex, finance costs, tax and translation impacts; net debt declines by 28% to $620m.
❖ AHE and cash inflow from operations for 9 months ended 30 September 2011 above $1bn and $2bn respectively.
❖ Move to quarterly dividend payments; third-quarter dividend of 90 South African cents or approximately 11 US cents per share declared.
❖ Total cash costs of $737/oz, well within guidance; Production marginally up on previous quarter at 1.092Moz.

*   *Adjusted for hedge buy-back costs.*

		Quarter ended Sep 2011	**Quarter ended Jun 2011**	**ended Sep 2010**	**Nine months ended Sep 2011**	**ended Sep 2010**	**Quarter ended Sep 2011**	**Quarter ended Jun 2011**	**ended Sep 2010**	**Nine months ended Sep 2011**	**ended Sep 2010**
		SA rand / Metric					**US dollar / Imperial**				
Operating review											
Gold											
Produced	- kg / oz (000)	**33,970**	33,776	36,129	100,049	104,714	**1,092**	1,086	1,162	3,217	3,367
Price received [1]	- R/kg / $/oz	**394,799**	328,951	(47,750)	345,618	148,314	**1,713**	1,510	(239)	1,539	598
Price received excluding hedge buy-back costs [1]	- R/kg / $/oz	**394,799**	328,951	267,707	345,618	259,858	**1,713**	1,510	1,141	1,539	1,086
Total cash costs	- R/kg / $/oz	**168,935**	153,441	151,007	160,402	149,953	**737**	705	643	716	627
Total production costs	- R/kg / $/oz	**211,460**	199,541	187,695	203,940	187,282	**922**	916	800	910	783
Financial review											
Adjusted gross profit (loss) [2]	- Rm / $m	**5,870**	4,268	(8,670)	13,602	(4,310)	**816**	629	(1,229)	1,942	(652)
Adjusted gross profit excluding hedge buy-back costs [2]	- Rm / $m	**5,870**	4,268	2,969	13,602	7,329	**816**	629	408	1,942	986
Profit attributable to equity shareholders	- Rm / $m	**3,304**	3,195	443	8,158	233	**456**	470	51	1,167	20
	- cents/share	**855**	829	120	2,114	63	**118**	122	14	302	5
Adjusted headline earnings (loss) [3]	- Rm / $m	**3,310**	2,317	(8,389)	7,043	(6,947)	**457**	342	(1,184)	1,002	(993)
	- cents/share	**857**	601	(2,277)	1,825	(1,890)	**118**	89	(321)	260	(270)
Adjusted headline earnings excluding hedge buy-back costs [3]	- Rm / $m	**3,310**	2,317	2,184	7,043	3,626	**457**	342	303	1,002	494
	- cents/share	**857**	601	593	1,825	987	**118**	89	82	260	134
Cash flow from operating activities excluding hedge buy-back costs	- Rm / $m	**6,497**	4,298	3,238	14,402	7,527	**863**	635	424	2,011	990
Capital expenditure	- Rm / $m	**2,874**	2,342	1,855	6,956	4,841	**408**	346	253	1,002	650

Notes: 1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.   *Rounding of figures may result in computational discrepancies.*

Quarter 3 2011

Operations **at a glance**

for the quarter ended 30 September 2011

	Production		Total cash costs		Adjusted gross profit (loss) [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTH AFRICA	**394**	(9)	**757**	10	**290**	26
Great Noligwa	**25**	(7)	**1,255**	17	**6**	-
Kopanang	**78**	(6)	**700**	2	**61**	13
Moab Khotsong	**71**	(5)	**715**	8	**45**	8
Mponeng	**117**	(8)	**587**	4	**113**	11
Savuka	**13**	8	**931**	6	**11**	4
TauTona	**58**	(3)	**908**	7	**28**	7
Surface Operations	**32**	(33)	**881**	50	**26**	(17)
CONTINENTAL AFRICA	**411**	9	**739**	5	**325**	81
Ghana						
Iduapriem	**48**	9	**861**	(3)	**32**	14
Obuasi	**78**	(6)	**829**	13	**47**	(2)
Guinea						
Siguiri - Attributable 85%	**56**	(15)	**949**	18	**42**	(1)
Mali						
Morila - Attributable 40% [3]	**24**	(4)	**819**	(1)	**21**	5
Sadiola - Attributable 41% [3]	**31**	(6)	**792**	15	**27**	2
Yatela - Attributable 40% [3]	**8**	33	**1,548**	21	**1**	-
Namibia						
Navachab	**16**	14	**1,110**	(8)	**7**	5
Tanzania						
Geita	**149**	39	**473**	7	**142**	59
Non-controlling interests, exploration and other					**6**	(2)
AUSTRALASIA	**50**	(18)	**1,570**	(2)	**-**	10
Australia						
Sunrise Dam	**50**	(18)	**1,568**	3	**1**	6
Exploration and other					**-**	5
AMERICAS	**238**	10	**524**	8	**252**	101
Argentina						
Cerro Vanguardia - Attributable 92.50%	**52**	8	**296**	12	**64**	16
Brazil						
AngloGold Ashanti Mineração	**101**	20	**554**	12	**98**	51
Serra Grande - Attributable 50%	**15**	7	**919**	4	**9**	12
United States of America						
Cripple Creek & Victor	**69**	(1)	**561**	3	**69**	10
Non-controlling interests, exploration and other					**13**	13
OTHER					**(4)**	(25)
Sub-total	**1,092**	1	**737**	5	**864**	194
Equity accounted investments included above					**(48)**	(7)
AngloGold Ashanti					**816**	187

[1] Refer to note B "Non-GAAP disclosure" for the definition.

[3] Equity accounted joint ventures.

[2] Variance September 2011 quarter on June 2011 quarter - increase (decrease).

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL AND CORPORATE REVIEW

Strong performances from Continental Africa and South America, along with full exposure to a record gold price and weaker currencies in Brazil and South Africa drove third quarter earnings and cash flow generation to their highest levels ever during the third quarter. Adjusted headline earnings* (AHE), surged by 51% to $457m, or 118 US cents a share in the three months to 30 September, compared with $303m, or 82 US cents the same period last year. The quarter's AHE includes a once-off net tax credit of $70m. Compared with the previous quarter, AHE were 34% higher.

Cash flow generated from operating activities surged to $863m during the period under review compared with an outflow of $1.1bn a year earlier. Free cash flow, after all capital expenditure, finance costs and tax, was $300m. These robust inflows helped further strengthen the group's statement of financial position. Net debt (excluding the mandatory convertible bond) was further reduced by $246m, to $620m at the end of the quarter. Capital expenditure of $408m was spent during the quarter, taking the year-to-date expenditure to $1bn.

Excluding hedge buy-back costs

DIVIDEND

While AngloGold Ashanti has a four-year, internally funded plan targeted at expanding production by about a million ounces, its enhanced operating and financial performance has allowed the company the opportunity to further improve returns to shareholders. Dividends will, with immediate effect, be paid quarterly rather than half-yearly, offering direct and timeous participation in the improved financial performance and strong market fundamentals, while maintaining the ability to both fund capital expenditure and preserve the company's investment grade credit rating.

The board of directors is pleased to announce a dividend of 90 South African cents for the third quarter, equivalent to the dividend paid in the first half of this year. The company anticipates paying the same dividend again for the fourth quarter, which will represent a dividend of 270 South African cents for the year. This is an 86% increase on the South African 145 cent total dividend payment for all of 2010 and represents a cumulative annual compound growth rate in dividends since 2008 of 39%.

Looking to 2012, the company will aim to improve the dividend payment yet again on the back of stronger gold prices after providing for its capital expenditure requirements.

"Our power to generate earnings and strong cash flow is clear in these numbers," Chief Executive Officer Mark Cutifani said. *"the upward jump in the dividend demonstrates the fundamental strength of the business and the market, while maintaining the ability to fund our growth pipeline".*

OPERATING RESULTS

Production for the three months to 30 September 2011 was 1.092Moz at a total cash cost of $737/oz. This compares with guidance of 1.11Moz at $775/oz and the previous quarter's production of 1.086Moz at $705/oz. The previous quarter's costs received the once-off benefit of higher-grade feed at Geita to compensate for the SAG mill shutdown, which was not repeated. The third quarter's result was bolstered by strong performances at Geita in Tanzania, Iduapriem in Ghana and from the Americas, where Cerro Vanguardia in Argentina was once again a standout as the group's most efficient producer. Nevertheless, Sunrise Dam's recovery from flooding in the first half of the year was again slower than anticipated, as was the ramp-up of production following the five-day wage-related strike which closed the South African operations during August. In addition, winter power tariffs, higher payroll costs, increased royalties and lower by-product credits also contributed to cost pressure on the South African unit cash costs.

SAFETY

Tragically, three fatalities occurred during the quarter, one each at Mponeng, Moab Khotsong and Kopanang. These incidents underscore the importance of ongoing efforts to mitigate workplace risks through Project ONE and its emphasis on planning and scheduling, as well as more visible and effective leadership at the operations. Significant strides continue to be made in the group's overall safety performance. The fatality injury frequency rate for the first nine months of this year has improved by 46% over last year's level, while for the September quarter, the all injury frequency rate (AIFR) of 9.51 per million hours is the lowest on record. To date this year, the Continental Africa division improved its AIFR by an impressive 39% over last year's figure. Systemic improvement in the safety performance across the group is becoming entrenched, though there remains much to be done to reach the target of zero harm.

OPERATING REVIEW

The **South African** operations produced 394,000oz at a total cash cost of $757/oz for the three months to 30 September 2011, compared with 431,000oz at $688/oz the previous quarter. The lower output resulted from the strike and an increased number of government-imposed safety-related stoppages. Costs increased due to lower volumes, as well as the winter power tariff, mid-year wage increases and higher royalty payments resulting from the strong gold price. By-product contributions also decreased as uranium sales were partially deferred in anticipation of higher prices toward year-end. At the West Wits Operations, production at Mponeng, declined 8% to 117,000oz at a total cash cost of $587/oz, while the adjacent TauTona Mine, having dealt with increased seismicity during the quarter, produced 3% less than the previous quarter at 58,000oz, at a total cash cost of $908/oz. At the Vaal River Operations, production at Great Noligwa, disrupted by safety-related stoppages and geological constraints, closed 7% below the previous quarter at 25,000oz with total cash costs rising 17% to $1,255/oz. Moab Khotsong's production declined by 5% compared to the previous quarter at 71,000oz, with cost inflation contained at 8% despite the lower by-product contribution. Kopanang experienced lower mining values, cutting production by 6% to 78,000oz. Cost increase was contained to 2% at $700/oz. Surface Operations experienced a 33% decline in gold production to 32,000oz at $881/oz, following a decrease in grade in the specific area reclaimed, as well as milling constraints.

The **Continental Africa** operations produced 411,000oz at a total cash cost of $739/oz in the third quarter of 2011, compared with 377,000oz at a total cash cost of $705/oz the previous quarter. At Geita, significant increase in tonnages following last quarter's mill shutdown, helped boost production 39% to 149,000oz at a total cash cost of $473/oz. Iduapriem increased production by 9% to 48,000oz at a total cash cost of $861/oz, with improved plant availability and higher tonnage offsetting lower recovered grade. Obuasi saw a 6% drop in production to 78,000oz at a total cash cost of $829/oz, due principally to lower grades and equipment availability underground. In Mali, production from Morila and Sadiola was 4% and 6% lower, and as planned at Navachab, in Namibia, production and costs both improved due to higher grades and tonnage throughput. Siguiri remains a challenge, with lower-than-anticipated grades from the Sintroko pit contributing to a 15% drop in output to 56,000oz at a total cash cost of $949/oz.

The **Americas** operations produced 238,000oz at a total cash cost of $524/oz in the third quarter of 2011, compared with 216,000oz at a total cash cost of $487/oz the previous quarter. Cerro Vanguardia delivered another sterling performance in Argentina's difficult inflationary environment, increasing production by 8% to 52,000oz at $296/oz. Again, Project ONE's implementation helped improve efficiencies, particularly with regard to consumables, partly offsetting the impact of inflation, lower by-product credits and higher royalty payments. At Brasil Mineração, higher tonnage and grades boosted production by 20% to 101,000oz, whilst costs were 12% higher at $554/oz given continued inflationary impacts, particularly on maintenance costs and payroll, following the annual salary increase in August. At Serra Grande, higher grades and tonnages pushed production 7% higher to 15,000oz at $919/oz. At Cripple Creek & Victor gold production was steady at 69,000oz, while cash costs increased 3% to $561/oz.

In **Australia**, Sunrise Dam continued to feel the impact of the flooding which damaged the pit wall earlier this year. Mining in the open pit remained suspended while remediation work was undertaken. Production decreased by 18% to 50,000oz, while recovery work and lower output pushed total cash costs 3% higher to $1,568/oz.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $408m during the quarter, of which $141m was spent on growth projects. Of the growth-related capital, $68m was spent in the Americas, $22m was spent in Continental Africa, $25m in Australasia and $26m in South Africa.

At the Kibali joint venture, in the Democratic Republic of the Congo, good progress was made on the relocation of villagers, with a total of 301 new houses completed in the Kokiza settlement. Construction also commenced on the Catholic Church complex, roads and other infrastructure. Randgold Resources, AngloGold Ashanti's partner and operator of the project, aims to complete the final feasibility study on the project by month-end. AngloGold Ashanti's Business and Technical Development team will review the study in January 2012 before its submission to the board in February.

The optimised feasibility study for the Mongbwalu project, also in the DRC, will also be submitted to the board for approval in February. The project's review panel recommended further work to improve the overall business strategy together with a recommendation for the project team to obtain approval for the 'Early Works' programme. Cost estimates and the project execution plan is under review by the project team, with a final review by the Business and Technical Development team scheduled for December 2011 before board submission.

At the Córrego do Sítio project, in Brazil, the Concentrate circuit is operating, the carbon-in-leach circuit is cold commissioned and crushing-milling-flotation areas handed over to the operating team. The mine ramp-up phase is also on track, with plant production scheduled by the end of the year.

The Tropicana Gold Project in Australia continued on budget and schedule, with first gold production anticipated in the second half of 2013. The principal design of the majority of engineering and infrastructure works were completed, the contract was awarded for the construction of the accommodation camp and good progress continued on construction of the 220km access road.

EXPLORATION

Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $96m ($35m on brownfield, $33m on greenfield and $28m on pre-feasibility studies), compared with $82m the previous quarter ($32m on brownfield, $27m on greenfield and $23m on pre-feasibility studies). The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com.

In Australia, at the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%), exploration targeted the Swizzler target which lies between the Tropicana and Havana deposits and the Havana Deeps. Reconnaissance aircore drilling and RC/diamond drilling of a number of key prospects also continued on the Tropicana JV tenements. At the wholly-owned Viking project, several high priority geochemical anomalies were delineated, with drill testing scheduled for the fourth quarter. At the Gawler JV with Stellar Resources (AngloGold Ashanti earning 75%), covering the Coronation Bore and Gairdner projects in South Australia, results of aeromagnetic and ground gravity surveys will be used to define targets for diamond drilling.

At Sunrise Dam, exploration continued to extend the known mineral resource underground, and target and follow-up on significant intercepts returned from the deeper areas below the current workings (Vogue Prospect). The drilling for the period totalled 18,174m. Early stage exploration work continued on a number of surface prospects both on and adjacent to the mine.

In the Americas, the focus during the quarter remained on early stage exploration in Colombia, Canada, the United States, Brazil and Argentina.

In North America, Greenfield exploration activities continued in Utah, Nunavut and Ontario. In the United States, at Cripple Creek and Victor, a total of 21,685m were drilled. Several Reverse Circulation (RC) holes for the MLE-2 Programme displayed significant ore grade gold mineralisation well below the 2011 WHEX and Grassy Valley Design Pit bottoms. The results from these holes will help to deepen the current WHEX and Grassy Valley Design pit bottoms.

In Colombia, where the tenement position is about 16,000km^2, exploration programmes were undertaken in five areas: Quebradona, Anaima-Tocha, La Llanada, Rio Dulce and La Vega. Assay results from the Nuevo Chaquiro prospect at Quebradona merit further drilling. In addition, 7,649 line km of airborne geophysics was completed over key projects in the country. At Gramalote, the brownfields team conducted infill drilling at Gramalote Central and exploration drilling focused on Monjas East, Monjas West, Trinidad and El Limon targets with 10,566m drilled. Several significant intercepts were obtained from the reconnaissance drilling. Soil sampling and condemnation drilling continued in the Palestina Valley. At La Colosa, drilling progressed well with 13,967m drilled and 27 boreholes completed. Five rigs are now operating on site. Very significant intersections continued to be obtained on the edges of the previously defined system. These will add significantly to the overall mineralised system.

Work was also undertaken on the Falcao joint venture with Horizonte minerals in Brazil, with diamond drilling yielding promising results.

At Cerro Vanguardia in Argentina, 14,530m of drilling was completed. Thirteen veins were drilled with encouraging results in both vein texture encountered and assay results. Trenching and channel sampling to facilitate drilling targeting was active on eight different veins.

In the Solomon Islands, exploration continued at the Kele and Mase Joint Ventures with XDM Resources, where AngloGold Ashanti earned a 51% interest in both projects. At Mase, 1,168m diamond drilling was undertaken in seven holes, at four prospects. Hand dug trenching was completed and reconnaissance mapping carried out in five areas. Ground surveying and mapping was completed for planned ground geophysical surveys. At Kele, diamond drilling continued with 745m completed in six holes, at three prospects. Mechanical trenching was completed at one prospect and soil sampling was completed in two areas.

In Sub-Saharan Africa regional exploration programmes were undertaken in Guinea, the DRC and Gabon. In Gabon, first phase exploratory drilling was completed on the Ndjole and Mevang joint venture licences. Results include 2m @ 4.7 g/t Au from 114m, 1m @ 3.42 g/t Au from 115m, 2m @ 1.59g/t Au from 84m, 1.5m @ 4.52g/t Au from 130.5m, 1.5m @ 1.26g/t Au from 128m and 4.5m @ 1.94 g/t Au (including 1m @ 6.74 g/t Au from 40.5m).

In Guinea, regional greenfields exploration programmes were conducted in Blocks 2, 3 and 4 and the Corridor Block that cover an area of some 1,600km^2. The main activities included drilling at the Saraya project and the Kounkoun prospect located in Blocks 2 and 3 respectively. Other activities included regional ground geophysics programmes and soil sampling on exploration licences. The assay backlog for samples from Saraya and Kounkoun is being cleared, with two rigs expected to recommence drilling in the fourth quarter.

At neighbouring Siguiri, a total of 31,874m of brownfields drilling was also completed during the quarter. RC infill drilling focused on upgrading the oxide mineral resources in Kozan Central West, with positive results. Fresh rock RC drilling focused on the Tubani Extension and tested the potential for gold mineralisation in the fresh rock below the current pit to a depth of approximately 150m. Fresh rock RCDD drilling focused on the old Kozan and Sintroko Push Backs pits. This aimed to test fresh rock potential and depth extent of ore zones below the current pits, as well as to provide valuable structural information on the mineralisation styles in the fresh rock. Drilling for metallurgical test work focused on Sokunu, Kozan and Kami. These samples will be used to determine the optimum metallurgical processing routes and recoveries for new oxide, transition and fresh ore. Geochemical soil sampling focused on the southeast of Block 1 to develop the resource pipeline.

In Mali, a total of 27,576m of drilling was completed at Yatela and Sadiola during the quarter. Substantial sterilisation drilling was undertaken as part of development activities for both the Sadiola Sulphide Project and Yatela Gold Mine. Termite mound sampling of 200m X 50m over the Yatela concession has advanced the geological understanding of the overall Yatela land package and refined numerous targets adjacent to the current mining operations which will be aggressively explored in the coming months. A project aimed at providing detailed alteration information supporting the metallurgical database, as well as improving the understanding of the Sadiola orebody as a whole commenced during the quarter. Spectral scanning of the Sadiola drill core is planned to achieve 70,000m by early 2012.

In the DRC, drilling, trenching and soil sampling on regional grids at the 5,866 km^2 AGK Kilo JV project, covering seven prospects. Assay results were received for the Bakombe trenches with an encouraging intercept of 45m @ 1.5 g/t Au, including 7m @ 3.0 g/t Au and 6m @ 2.1 g/t Au. Assay results from trenches in the Lodjo area include significant intercepts of 25m @ 2.26g/t Au and 20m @ 2.8g/t Au.

Progress was also made by the brownfields team in the Mongbwalu project area, where about 1,212m of drilling was carried out over the Adidi and Kanga Mineral Resource. Mine dewatering and metallurgical test work was undertaken in support of the feasibility study.

At Kibali, 13,063m of drilling focused on feasibility work and underground infrastructure. Exploration drilling commenced on a number of high priority satellite deposits. Exploration drilling was undertaken on the Kombokolo deposit, and at Agbarabo, which was formerly the highest grade underground mine on the property reporting grades of more than 30g/t Au.

Greenfields exploration in the Middle East & North Africa region is being undertaken by the Thani Ashanti strategic alliance. Exploration involved diamond drilling at the Hutite prospect, located on the Hodine licence in Egypt. A total of 2,498m of diamond drilling was completed during the quarter. All significant results are from the Central Domain which stretches for roughly 1km and remains open along strike and at depth. Three rigs will drill the Hodine licence during the fourth quarter. Significant results at Hutite include 7m @ 7.05 g/t Au from 84m and 9m @ 1.35 g/t Au from 108m in HUD016, 3m @ 7.23 g/t Au from 178m and 8m @ 18.57 g/t Au from 203m in HUD017, and 5m @ 3.0 g/t Au from 159m in HUD020.

The Afar JV with Stratex International, also yielded significant results at the Megenta project in Ethiopia. These include, 3.3m @ 4.45 g/t Au from 92m in Hole 12 (including 0.7m @ 19.5 g/t Au) and 44m @ 0.67 g/t Au from 68m in Hole 10 (including 0.3m @ 8.27 g/t Au & 3m @ 3.56 g/t Au).

In Ghana, the Brownfields team at Obuasi achieved 633m at its Below 50 Level exploration programme. The team also commenced a Mineral Resource infill programme at the Anyankyerim deposit (1,084m), the results of which will inform a feasibility study for the potential reopening of the Obuasi Oxide Treatment Plant.

At Geita, in Tanzania, 20,691m of drilling was completed during the quarter, focused on Mineral Resource infill drilling around the mining operations and more regional exploration to support the growth strategy. Resource upgrade drilling was carried out at Nyankanga cut 7 & 8, as well as the Geita Hill W2 deposits.

OUTLOOK

Given the increased safety stoppages in South Africa, the ongoing water shortages at CC&V and the slower ramp up at Sunrise Dam, full year 2011 production is now estimated to be around 4.33Moz. Total cash costs are estimated at between $735-$745/oz on the basis of weaker local operating currency assumptions for the year (R7.10/$, A$1.03/$, BRL1.66/$ and AP4.12/$) and fuel at $111/barrel. This translates to a fourth quarter estimated production of approximately 1.11Moz at a total cash cost of approximately $790/oz, this assumes an exchange rate of R7.50/$, A$1.00/$, BRL1.75/$ and AP4.25/$ and fuel at $105/barrel. The increase in fourth quarter total cash costs are driven mainly by deferred stripping and inventory charges.

As in prior years, the fourth quarter numbers will be distorted by year-end accounting adjustments such as re-assessment of useful asset lives, rehabilitation, direct and indirect tax, and inventory provisions.

Review of the Gold Market

Gold price movement and investment markets

Gold price data

After rising only 4.5% from January to June, the third quarter saw a 30% advance in the gold price, which peaked at a record $1,920/oz. The quarter was also marked by a sharp increase in gold price volatility, reflecting investor nervousness and uncertainty. Fallout from the U.S. federal debt ceiling debacle was exacerbated when Standard & Poor's downgraded the country's sovereign rating, citing political risk and a rising debt burden. Against this backdrop, the European debt crisis accelerated as EU member states were indecisive about increasing the European Financial Stability Facility and restructuring the sovereign debt obligations of some member states. The latter brought into focus the exposure of the European banking sector to sovereign defaults and their concomitant systemic risk. Recent data show that hope of recovery in the U.S. is precarious, with some commentators raising the likelihood of another recession. This slew of bad news buffeted the commodity complex with the gold price a casualty as many investors preferred to move into cash.

Investment demand

The third quarter's economic and debt woes reignited investor interest in ETFs. By the time the US sovereign rating downgrade was announced, combined holdings of the major ETFs rose 6% to 72Mozs from the start of the quarter. Subsequent additions were more modest and remained positive over the quarter. In India, the ETF market continued to show steady growth and potential as a promising long-term source of gold demand. The COMEX positioning was more volatile over the period, increasing from 24Mozs net long at the start of July to a peak of almost 34Moz around early August, when the U.S. debt rating was downgraded. Significant liquidation, however, occurred during the last week of September, taking the net long position down to 21.4Moz at quarter end. Bar and coin demand in the US remains firm. China on the other hand continued to exhibit seemingly insatiable demand for imported kilobars, as the market continued to expand. Jewellery manufacturers started producing investment bars for sale in retail outlets across China. In India, unprecedented price volatility dampened investment demand. China also responded negatively to price volatility but still showed growth, although not as high as in the second quarter.

Official sector

The official sector continued to be prominent on the demand side during the quarter. Thailand, Bolivia, Tajikistan and Russia were all reported to have added to their reserves during August. One market analyst suggested that a higher gold price does not necessarily impede central bank buying, particularly for those whose gold allocation is considered to be relatively low. The end of the quarter saw the conclusion of the second year of the current Central Bank Agreement and at the time of writing, no third-quarter sales under this agreement could be confirmed. Sales for the second year totalled just over 53 tonnes, 52 of which came from the IMF.

Jewellery sales

After seven consecutive quarters of growth, the Indian market experienced its first contraction in the third quarter. This is traditionally a slower period as the trade sector starts to stock up for Diwali. This year, however, rupee gold-price volatility caused many to defer purchases, with some retailers' stock levels at half of what they were at the same time last year. It is estimated that the quarter under review will see a 20% to 25% year-on-year fall in demand. In China, notwithstanding volatility, the jewellery market was estimated to have grown some 5-8%. August and September saw strong sales as the market moved into the peak sales time around the National Day holiday. Manufacturers experienced strong sales during the Shenzhen Jewellery Fair, with sales during that week estimated at some 40-50 tonnes. The trade remained upbeat and sought to manage gold price volatility by cautiously timing purchases and managing stock levels accordingly. A number of Chinese retailers have launched franchise operations to expand their reach. Gold price volatility also dampened demand in the U.S. jewellery sector but the quarter under review registered modest growth. The bifurcation of the market into high- and low-end continued, with silver continuing to dominate the lower end while higher-end gold retailers still enjoyed firm sales despite the economic malaise.

Group **income statement**

SA Rand million	Notes	Quarter ended September 2011 Reviewed	Quarter ended June 2011 Reviewed	Quarter ended September 2010 Unaudited	Nine months ended September 2011 Reviewed	Nine months ended September 2010 Unaudited
Revenue	2	**13,428**	11,547	10,668	35,377	29,040
Gold income		**12,850**	10,680	10,372	33,464	28,220
Cost of sales	3	**(6,980)**	(6,412)	(6,659)	(19,863)	(18,819)
Loss on non-hedge derivatives and other commodity contracts	4	**(5)**	(14)	(1,041)	(7)	(4,607)
Gross profit		**5,865**	4,254	2,672	13,594	4,794
Corporate administration, marketing and other expenses		**(488)**	(449)	(376)	(1,401)	(1,070)
Exploration costs		**(541)**	(429)	(440)	(1,367)	(1,108)
Other operating expenses	5	**(84)**	(53)	(50)	(225)	(122)
Special items	6	**(97)**	197	(424)	111	(686)
Operating profit		**4,655**	3,520	1,382	10,712	1,808
Interest received		**75**	73	58	203	192
Exchange gain (loss)		**123**	(34)	(113)	92	(75)
Fair value adjustment on option component of convertible bonds		**88**	499	(166)	677	319
Finance costs and unwinding of obligations	7	**(345)**	(342)	(285)	(1,028)	(846)
Fair value adjustment on mandatory convertible bonds		**66**	442	(160)	647	(160)
Share of equity accounted investments' profit		**175**	139	151	396	403
Profit before taxation		**4,837**	4,297	867	11,699	1,641
Taxation	8	**(1,465)**	(1,013)	(318)	(3,342)	(1,140)
Profit for the period		**3,372**	3,284	549	8,357	501
Allocated as follows:						
Equity shareholders		**3,304**	3,195	443	8,158	233
Non-controlling interests		**68**	89	106	199	268
		3,372	3,284	549	8,357	501
Basic earnings per ordinary share (cents) [1]		**855**	829	120	2,114	63
Diluted earnings per ordinary share (cents) [2]		**810**	694	120	1,897	63

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter ended on 30 September 2011 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Financial Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. These financial statements were reviewed (but not audited) by Ernst & Young Inc, the Group's statutory auditors and approved by the Board of AngloGold Ashanti Limited. Ernst & Young Inc issued an unmodified review report which can be inspected at the registered offices of AngloGold Ashanti Limited.

Group **income statement**

US Dollar million	Notes	Quarter ended September 2011 Reviewed	Quarter ended June 2011 Reviewed	Quarter ended September 2010 Unaudited	Nine months ended September 2011 Reviewed	Nine months ended September 2010 Unaudited
Revenue	2	**1,873**	1,704	1,461	5,066	3,901
Gold income		**1,793**	1,576	1,420	4,791	3,791
Cost of sales	3	**(977)**	(947)	(911)	(2,849)	(2,529)
Loss on non-hedge derivatives and other commodity contracts	4	**(1)**	(2)	(152)	(1)	(625)
Gross profit		**815**	627	357	1,941	637
Corporate administration, marketing and other expenses		**(67)**	(66)	(52)	(201)	(144)
Exploration costs		**(76)**	(63)	(60)	(196)	(149)
Other operating expenses	5	**(11)**	(8)	(7)	(32)	(16)
Special items	6	**(13)**	29	(60)	18	(95)
Operating profit		**648**	519	178	1,530	233
Interest received		**10**	11	8	29	26
Exchange gain (loss)		**15**	(6)	(16)	12	(11)
Fair value adjustment on option component of convertible bonds		**11**	73	(24)	98	40
Finance costs and unwinding of obligations	7	**(48)**	(50)	(39)	(148)	(114)
Fair value adjustment on mandatory convertible bonds		**9**	64	(22)	95	(22)
Share of equity accounted investments' profit		**24**	21	21	57	54
Profit before taxation		**669**	632	106	1,673	206
Taxation	8	**(204)**	(149)	(41)	(477)	(149)
Profit for the period		**465**	483	65	1,196	57
Allocated as follows:						
Equity shareholders		**456**	470	51	1,167	20
Non-controlling interests		**9**	13	14	29	37
		465	483	65	1,196	57
Basic earnings per ordinary share (cents) [1]		**118**	122	14	302	5
Diluted earnings per ordinary share (cents) [2]		**112**	102	14	271	5

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

SA Rand million	Quarter ended September 2011 Reviewed	Quarter ended June 2011 Reviewed	Quarter ended September 2010 Unaudited	Nine months ended September 2011 Reviewed	Nine months ended September 2010 Unaudited
Profit for the period	**3,372**	3,284	549	8,357	501
Exchange differences on translation of foreign operations	**3,754**	23	(1,100)	4,251	(1,007)
Share of equity accounted investments' other comprehensive (expense) income	**-**	(3)	2	(5)	(2)
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	-	-	279
Realised gain on hedges of capital items	**-**	1	-	2	2
Deferred taxation thereon	**-**	(1)	(1)	(1)	(99)
	-	-	(1)	1	182
Net (loss) gain on available-for-sale financial assets	**(319)**	(189)	43	(519)	142
Release on disposal and impairment of available-for-sale financial assets	**126**	16	-	142	(41)
Deferred taxation thereon	**(82)**	-	-	(82)	13
	(275)	(173)	43	(459)	114
Other comprehensive income (expense) for the period net of tax	**3,479**	(153)	(1,056)	3,788	(713)
Total comprehensive income (expense) for the period net of tax	**6,851**	3,131	(507)	12,145	(212)
Allocated as follows:					
Equity shareholders	**6,783**	3,042	(613)	11,946	(480)
Non-controlling interests	**68**	89	106	199	268
	6,851	3,131	(507)	12,145	(212)

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

US Dollar million	Quarter ended September 2011 Reviewed	Quarter ended June 2011 Reviewed	Quarter ended September 2010 Unaudited	Nine months ended September 2011 Reviewed	Nine months ended September 2010 Unaudited
Profit for the period	**465**	483	65	1,196	57
Exchange differences on translation of foreign operations	**(389)**	25	151	(412)	90
Share of equity accounted investments' other comprehensive (expense) income	**-**	(1)	1	(1)	-
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	-	-	38
Realised gain on hedges of capital items	**-**	-	-	-	-
Deferred taxation thereon	**-**	-	-	-	(13)
	-	-	-	-	25
Net (loss) gain on available-for-sale financial assets	**(42)**	(27)	5	(71)	19
Release on disposal and impairment of available-for-sale financial assets	**17**	2	-	19	(6)
Deferred taxation thereon	**(11)**	-	-	(11)	2
	(36)	(25)	5	(63)	15
Other comprehensive (expense) income for the period net of tax	**(425)**	(1)	157	(476)	130
Total comprehensive income for the period net of tax	**40**	482	222	720	187
Allocated as follows:					
Equity shareholders	**31**	469	208	691	150
Non-controlling interests	**9**	13	14	29	37
	40	482	222	720	187

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

SA Rand million	Note	As at September 2011 Reviewed	As at June 2011 Reviewed	As at December 2010 Audited	As at September 2010 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**48,991**	42,256	40,600	41,489
Intangible assets		**1,547**	1,357	1,277	1,296
Investments in associates and equity accounted joint ventures		**5,613**	4,451	4,087	4,329
Other investments		**1,563**	1,521	1,555	1,627
Inventories		**3,304**	2,820	2,268	2,268
Trade and other receivables		**942**	1,060	1,000	994
Derivatives		**-**	-	-	8
Deferred taxation		**557**	142	131	88
Cash restricted for use		**179**	172	214	214
Other non-current assets		**76**	68	59	92
		62,772	53,847	51,191	52,405
Current assets					
Inventories		**7,778**	6,295	5,848	5,860
Trade and other receivables		**2,257**	1,923	1,625	1,588
Derivatives		**-**	-	6	453
Current portion of other non-current assets		**10**	23	4	2
Cash restricted for use		**304**	207	69	84
Cash and cash equivalents		**8,717**	5,656	3,776	9,313
		19,066	14,104	11,328	17,300
Non-current assets held for sale		**12**	12	110	114
		19,078	14,116	11,438	17,414
TOTAL ASSETS		**81,850**	67,963	62,629	69,819
EQUITY AND LIABILITIES					
Share capital and premium	11	**45,903**	45,824	45,678	45,598
Retained earnings and other reserves		**(8,243)**	(14,500)	(19,470)	(19,159)
Non-controlling interests		**1,086**	923	815	916
Total equity		**38,746**	32,247	27,023	27,355
Non-current liabilities					
Borrowings		**19,778**	16,514	16,877	17,363
Environmental rehabilitation and other provisions		**4,845**	4,294	3,873	3,332
Provision for pension and post-retirement benefits		**1,326**	1,274	1,258	1,187
Trade, other payables and deferred income		**133**	131	110	119
Derivatives		**636**	596	1,158	947
Deferred taxation		**8,519**	7,073	5,910	5,776
		35,237	29,882	29,186	28,724
Current liabilities					
Current portion of borrowings		**382**	204	886	1,864
Trade, other payables and deferred income		**5,769**	4,732	4,630	4,061
Derivatives		**-**	-	-	7,316
Taxation		**1,716**	898	882	499
		7,867	5,834	6,398	13,740
Non-current liabilities held for sale		**-**	-	22	-
		7,867	5,834	6,420	13,740
Total liabilities		**43,104**	35,716	35,606	42,464
TOTAL EQUITY AND LIABILITIES		**81,850**	67,963	62,629	69,819

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at September 2011 Reviewed	As at June 2011 Reviewed	As at December 2010 Audited	As at September 2010 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**6,042**	6,271	6,180	5,961
Intangible assets		**191**	201	194	186
Investments in associates and equity accounted joint ventures		**692**	661	622	622
Other investments		**193**	226	237	234
Inventories		**407**	419	345	326
Trade and other receivables		**116**	157	152	143
Derivatives		**-**	-	-	1
Deferred taxation		**69**	21	20	13
Cash restricted for use		**22**	25	33	31
Other non-current assets		**9**	10	9	13
		7,741	7,991	7,792	7,530
Current assets					
Inventories		**959**	934	890	842
Trade and other receivables		**279**	286	247	228
Derivatives		**-**	-	1	65
Current portion of other non-current assets		**1**	3	1	-
Cash restricted for use		**38**	31	10	12
Cash and cash equivalents		**1,075**	839	575	1,338
		2,352	2,093	1,724	2,485
Non-current assets held for sale		**1**	2	16	17
		2,353	2,095	1,740	2,502
TOTAL ASSETS		**10,094**	10,086	9,532	10,032
EQUITY AND LIABILITIES					
Share capital and premium	11	**6,660**	6,648	6,627	6,615
Retained earnings and other reserves		**(2,015)**	(2,000)	(2,638)	(2,817)
Non-controlling interests		**133**	137	124	132
Total equity		**4,778**	4,785	4,113	3,930
Non-current liabilities					
Borrowings		**2,439**	2,451	2,569	2,495
Environmental rehabilitation and other provisions		**597**	637	589	479
Provision for pension and post-retirement benefits		**164**	189	191	170
Trade, other payables and deferred income		**16**	20	17	17
Derivatives		**78**	88	176	136
Deferred taxation		**1,051**	1,050	900	830
		4,345	4,435	4,442	4,127
Current liabilities					
Current portion of borrowings		**47**	30	135	268
Trade, other payables and deferred income		**712**	703	705	584
Derivatives		**-**	-	-	1,051
Taxation		**212**	133	134	72
		971	866	974	1,975
Non-current liabilities held for sale		**-**	-	3	-
		971	866	977	1,975
Total liabilities		**5,316**	5,301	5,419	6,102
TOTAL EQUITY AND LIABILITIES		**10,094**	10,086	9,532	10,032

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

SA Rand million	Quarter ended September 2011 Reviewed	Quarter ended June 2011 Reviewed	Quarter ended September 2010 Unaudited	Nine months ended September 2011 Reviewed	Nine months ended September 2010 Unaudited
Cash flows from operating activities					
Receipts from customers	**13,336**	11,127	10,566	34,586	28,762
Payments to suppliers and employees	**(6,753)**	(6,286)	(7,105)	(19,635)	(20,737)
Cash generated from operations	**6,583**	4,841	3,461	14,951	8,025
Dividends received from equity accounted investments	**333**	94	116	629	721
Taxation refund	**8**	492	-	657	-
Taxation paid	**(427)**	(1,129)	(339)	(1,835)	(1,219)
Cash utilised for hedge buy-back costs	**-**	-	(11,021)	-	(11,021)
Net cash inflow (outflow) from operating activities	**6,497**	4,298	(7,783)	14,402	(3,494)
Cash flows from investing activities					
Capital expenditure	**(2,739)**	(2,186)	(1,771)	(6,560)	(4,638)
Proceeds from disposal of tangible assets	**26**	45	468	84	488
Other investments acquired	**(515)**	(209)	(432)	(939)	(680)
Investment in associates and equity accounted joint ventures	**(222)**	(171)	(48)	(560)	(219)
Proceeds from disposal of associate	**-**	-	-	-	4
Loans advanced to associates and equity accounted joint ventures	**(78)**	(16)	-	(94)	(22)
Proceeds from disposal of subsidiary	**-**	-	-	62	-
Cash in subsidiary disposed	**-**	-	-	(77)	-
Proceeds from disposal of investments	**266**	186	280	557	461
Expenditure on intangible assets	**(49)**	-	-	(49)	-
(Increase) decrease in cash restricted for use	**(65)**	(123)	142	(157)	174
Interest received	**79**	68	57	201	173
Loans advanced	**-**	-	4	-	(33)
Repayment of loans advanced	**16**	4	-	20	1
Net cash outflow from investing activities	**(3,281)**	(2,402)	(1,300)	(7,512)	(4,291)
Cash flows from financing activities					
Proceeds from issue of share capital	**16**	2	5,596	23	5,625
Share issue expenses	**-**	(2)	(113)	(2)	(113)
Proceeds from borrowings	**681**	39	7,139	721	14,786
Repayment of borrowings	**(792)**	(21)	(21)	(1,893)	(9,926)
Finance costs paid	**(105)**	(386)	(46)	(613)	(422)
Mandatory convertible bond transaction costs	**-**	-	(155)	-	(155)
Dividends paid	**(368)**	(72)	(264)	(747)	(707)
Net cash (outflow) inflow from financing activities	**(568)**	(440)	12,136	(2,511)	9,088
Net increase in cash and cash equivalents	**2,648**	1,456	3,053	4,379	1,303
Translation	**413**	13	(347)	489	(166)
Cash and cash equivalents at beginning of period	**5,656**	4,187	6,607	3,849	8,176
Cash and cash equivalents at end of period	**8,717**	5,656	9,313	8,717	9,313
Cash generated from operations					
Profit before taxation	**4,837**	4,297	867	11,699	1,641
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**5**	14	241	7	2,448
Amortisation of tangible assets	**1,374**	1,274	1,240	3,942	3,680
Finance costs and unwinding of obligations	**345**	342	285	1,028	846
Environmental, rehabilitation and other expenditure	**(38)**	237	53	200	66
Special items	**174**	93	542	313	796
Amortisation of intangible assets	**4**	4	4	12	11
Deferred stripping	**-**	40	237	181	765
Fair value adjustment on option component of convertible bonds	**(88)**	(499)	166	(677)	(319)
Fair value adjustment on mandatory convertible bonds	**(66)**	(442)	160	(647)	160
Interest received	**(75)**	(73)	(58)	(203)	(192)
Share of equity accounted investments' profit	**(175)**	(139)	(151)	(396)	(403)
Other non-cash movements	**(38)**	94	88	100	118
Movements in working capital	**324**	(401)	(213)	(608)	(1,592)
	6,583	4,841	3,461	14,951	8,025
Movements in working capital					
(Increase) decrease in inventories	**(1,960)**	(587)	306	(2,902)	(565)
Decrease (increase) in trade and other receivables	**196**	(91)	(80)	(392)	(582)
Increase (decrease) in trade and other payables	**2,088**	277	(439)	2,686	(445)
	324	(401)	(213)	(608)	(1,592)

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended September 2011 Reviewed	Quarter ended June 2011 Reviewed	Quarter ended September 2010 Unaudited	Nine months ended September 2011 Reviewed	Nine months ended September 2010 Unaudited
Cash flows from operating activities					
Receipts from customers	**1,875**	1,641	1,441	4,967	3,859
Payments to suppliers and employees	**(988)**	(926)	(995)	(2,864)	(2,809)
Cash generated from operations	**887**	715	446	2,103	1,050
Dividends received from equity accounted investments	**34**	14	25	78	104
Taxation refund	**1**	73	-	96	-
Taxation paid	**(59)**	(167)	(47)	(266)	(164)
Cash utilised for hedge buy-back costs	**-**	-	(1,550)	-	(1,550)
Net cash inflow (outflow) from operating activities	**863**	635	(1,126)	2,011	(560)
Cash flows from investing activities					
Capital expenditure	**(382)**	(323)	(242)	(939)	(623)
Proceeds from disposal of tangible assets	**4**	7	64	12	67
Other investments acquired	**(74)**	(31)	(58)	(135)	(91)
Investment in associates and equity accounted joint ventures	**(31)**	(25)	(6)	(80)	(29)
Proceeds from disposal of associate	**-**	-	-	-	-
Loans advanced to associates and equity accounted joint ventures	**(10)**	(2)	-	(13)	(3)
Proceeds from disposal of subsidiary	**-**	-	-	9	-
Cash in subsidiary disposed	**-**	-	-	(11)	-
Proceeds from disposal of investments	**37**	27	38	79	62
Expenditure on intangible assets	**(6)**	-	-	(6)	-
(Increase) decrease in cash restricted for use	**(9)**	(18)	19	(22)	23
Interest received	**11**	10	8	29	23
Loans advanced	**-**	-	-	-	(4)
Repayment of loans advanced	**2**	1	-	3	-
Net cash outflow from investing activities	**(458)**	(354)	(177)	(1,074)	(575)
Cash flows from financing activities					
Proceeds from issue of share capital	**2**	-	790	3	793
Share issue expenses	**-**	-	(16)	-	(16)
Proceeds from borrowings	**101**	6	1,011	106	2,040
Repayment of borrowings	**(104)**	(3)	(3)	(259)	(1,318)
Finance costs paid	**(14)**	(57)	(8)	(89)	(57)
Mandatory convertible bond transaction costs	**-**	-	(22)	-	(22)
Dividends paid	**(50)**	(11)	(37)	(103)	(96)
Net cash (outflow) inflow from financing activities	**(65)**	(65)	1,715	(342)	1,324
Net increase in cash and cash equivalents	**340**	216	412	595	189
Translation	**(104)**	4	60	(106)	49
Cash and cash equivalents at beginning of period	**839**	619	866	586	1,100
Cash and cash equivalents at end of period	**1,075**	839	1,338	1,075	1,338
Cash generated from operations					
Profit before taxation	**669**	632	106	1,673	206
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**1**	2	43	1	336
Amortisation of tangible assets	**192**	188	170	565	494
Finance costs and unwinding of obligations	**48**	50	39	148	114
Environmental, rehabilitation and other expenditure	**(6)**	35	8	29	9
Special items	**23**	14	76	44	110
Amortisation of intangible assets	**1**	1	-	2	1
Deferred stripping	**(1)**	6	32	26	103
Fair value adjustment on option component of convertible bonds	**(11)**	(73)	24	(98)	(40)
Fair value adjustment on mandatory convertible bonds	**(9)**	(64)	22	(95)	22
Interest received	**(10)**	(11)	(8)	(29)	(26)
Share of equity accounted investments' profit	**(24)**	(21)	(21)	(57)	(54)
Other non-cash movements	**(4)**	14	13	15	17
Movements in working capital	**18**	(58)	(58)	(121)	(242)
	887	715	446	2,103	1,050
Movements in working capital					
Increase in inventories	**(15)**	(92)	(63)	(123)	(151)
Decrease (increase) in trade and other receivables	**73**	(15)	(34)	(8)	(95)
(Decrease) increase in trade and other payables	**(40)**	49	39	10	4
	18	(58)	(58)	(121)	(242)

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

SA Rand million	Share capital and premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
					Equity holders of the parent					
Balance at 31 December 2009	39,834	1,194	(25,739)	(174)	414	(285)	6,314	21,558	966	22,524
Profit for the period			233					233	268	501
Other comprehensive (expense) income		(2)		182	114		(1,007)	(713)		(713)
Total comprehensive (expense) income	-	(2)	233	182	114	-	(1,007)	(480)	268	(212)
Shares issued	5,764							5,764		5,764
Share-based payment for share awards net of exercised		45						45		45
Dividends paid			(492)					(492)		(492)
Dividends of subsidiaries								-	(274)	(274)
Transfers to other reserves		25		(25)				-		-
Translation		(15)	89	1	(31)			44	(44)	-
Balance at 30 September 2010	**45,598**	**1,247**	**(25,909)**	**(16)**	**497**	**(285)**	**5,307**	**26,439**	**916**	**27,355**
Balance at 31 December 2010	45,678	1,275	(25,437)	(15)	568	(409)	4,548	26,208	815	27,023
Profit for the period			8,158					8,158	199	8,357
Other comprehensive (expense) income		(5)		1	(459)		4,251	3,788		3,788
Total comprehensive (expense) income	-	(5)	8,158	1	(459)	-	4,251	11,946	199	12,145
Shares issued	227							227		227
Share issue expenses	(2)							(2)		(2)
Share-based payment for share awards net of exercised		91						91		91
Dividends paid			(651)					(651)		(651)
Dividends of subsidiaries								-	(87)	(87)
Translation		60	(275)	(1)	66	(9)		(159)	159	-
Balance at 30 September 2011	**45,903**	**1,421**	**(18,205)**	**(15)**	**175**	**(418)**	**8,799**	**37,660**	**1,086**	**38,746**

US Dollar million	Share capital and premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2009	5,805	161	(2,744)	(23)	56	(38)	(317)	2,900	130	3,030
Profit for the period			20					20	37	57
Other comprehensive income				25	15		90	130		130
Total comprehensive income	-	-	20	25	15	-	90	150	37	187
Shares issued	811							811		811
Share-based payment for share awards net of exercised		6						6		6
Dividends paid			(67)					(67)		(67)
Dividends of subsidiaries								-	(37)	(37)
Transfers to other reserves		3		(3)				-		-
Translation		9	(7)	(1)		(3)		(2)	2	-
Balance at 30 September 2010	**6,615**	**179**	**(2,798)**	**(2)**	**71**	**(41)**	**(227)**	**3,798**	**132**	**3,930**
Balance at 31 December 2010	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Profit for the period			1,167					1,167	29	1,196
Other comprehensive expense		(1)			(63)		(412)	(476)		(476)
Total comprehensive (expense) income	-	(1)	1,167	-	(63)	-	(412)	691	29	720
Shares issued	33							33		33
Share-based payment for share awards net of exercised		14						14		14
Dividends paid			(89)					(89)		(89)
Dividends of subsidiaries								-	(13)	(13)
Translation		(32)	30		(1)	10		7	(7)	-
Balance at 30 September 2011	**6,660**	**175**	**(1,642)**	**(2)**	**22**	**(52)**	**(516)**	**4,645**	**133**	**4,778**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and nine months ended 30 September 2011

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**4,839**	4,432	4,633	13,181	11,558	**675**	654	634	1,889	1,553
Continental Africa	**4,919**	3,918	3,490	12,641	9,950	**683**	578	478	1,807	1,336
Australasia	**658**	629	711	1,960	2,403	**93**	93	98	282	323
Americas	**3,195**	2,335	2,082	7,649	6,129	**448**	344	285	1,095	822
	13,610	11,313	10,916	35,431	30,039	**1,899**	1,669	1,495	5,073	4,035
Equity accounted investments included above	**(760)**	(633)	(544)	(1,967)	(1,819)	**(106)**	(93)	(75)	(282)	(244)
	12,850	10,680	10,372	33,464	28,220	**1,793**	1,576	1,420	4,791	3,791

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Gross profit (loss)										
South Africa	**2,092**	1,787	2,742	5,348	3,525	**290**	264	375	763	479
Continental Africa	**2,346**	1,658	(573)	5,136	(192)	**325**	245	(86)	732	(36)
Australasia	**-**	(71)	(992)	(34)	(940)	**-**	(10)	(139)	(5)	(132)
Americas	**1,795**	1,008	1,636	3,904	2,981	**252**	149	226	558	403
Corporate and other	**(23)**	149	28	77	158	**(4)**	21	4	12	21
	6,210	4,531	2,841	14,431	5,532	**863**	668	380	2,060	736
Equity accounted investments included above	**(345)**	(278)	(168)	(837)	(738)	**(48)**	(41)	(23)	(119)	(99)
	5,865	4,254	2,672	13,594	4,794	**815**	627	357	1,941	637

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Adjusted gross profit (loss) excluding hedge buy-back costs [1]										
South Africa	**2,092**	1,787	1,374	5,348	2,929	**290**	264	189	763	394
Continental Africa	**2,347**	1,655	795	5,134	2,343	**325**	244	109	731	315
Australasia	**-**	(71)	(38)	(34)	(62)	**-**	(10)	(5)	(5)	(8)
Americas	**1,799**	1,025	979	3,914	2,700	**253**	151	134	560	362
Corporate and other	**(23)**	149	28	77	158	**(4)**	21	4	12	21
	6,215	4,545	3,137	14,439	8,067	**864**	670	431	2,061	1,084
Equity accounted investments included above	**(345)**	(278)	(168)	(837)	(738)	**(48)**	(41)	(23)	(119)	(99)
	5,870	4,268	2,969	13,602	7,329	**816**	629	408	1,942	986

[1] Refer to note B "Non-GAAP disclosure" for definition.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	kg					oz (000)				
Gold production [1]										
South Africa	**12,243**	13,415	14,859	38,124	40,726	**394**	431	478	1,226	1,309
Continental Africa	**12,769**	11,740	11,600	35,796	34,768	**411**	377	373	1,151	1,118
Australasia	**1,558**	1,888	2,894	5,690	9,138	**50**	61	93	183	294
Americas	**7,401**	6,733	6,776	20,440	20,082	**238**	216	218	657	646
	33,970	33,776	36,129	100,049	104,714	**1,092**	1,086	1,162	3,217	3,367

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**1,004**	786	731	2,453	2,087	**140**	116	100	351	280
Continental Africa	**722**	710	439	1,868	1,022	**101**	105	60	268	137
Australasia	**227**	130	72	433	219	**32**	19	10	62	29
Americas	**895**	709	604	2,155	1,488	**125**	105	82	308	200
Corporate and other	**74**	7	9	96	25	**10**	1	1	14	3
	2,922	2,342	1,855	7,005	4,841	**408**	346	253	1,002	650
Equity accounted investments included above	**(143)**	(156)	(84)	(404)	(203)	**(20)**	(23)	(11)	(58)	(27)
	2,780	2,186	1,771	6,601	4,638	**388**	323	242	944	623

	As at Sep 2011	As at Jun 2011	As at Dec 2010	As at Sep 2010	As at Sep 2011	As at Jun 2011	As at Dec 2010	As at Sep 2010
	Reviewed	Reviewed	Audited	Unaudited	Reviewed	Reviewed	Audited	Unaudited
	SA Rand million				US Dollar million			
Total assets								
South Africa	**16,489**	15,989	16,226	16,394	**2,033**	2,373	2,469	2,356
Continental Africa	**33,687**	27,486	26,060	26,896	**4,154**	4,079	3,966	3,864
Australasia	**4,717**	3,830	3,644	3,466	**582**	568	555	498
Americas	**19,287**	15,172	13,855	13,918	**2,378**	2,252	2,109	2,000
Corporate and other	**8,341**	6,030	3,384	9,667	**1,029**	895	515	1,389
	82,521	68,507	63,169	70,341	**10,176**	10,167	9,614	10,107
Equity accounted investments included above	**(671)**	(544)	(540)	(522)	**(82)**	(81)	(82)	(75)
	81,850	67,963	62,629	69,819	**10,094**	10,086	9,532	10,032

[1] Gold production includes equity accounted investments.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and nine months ended 30 September 2011

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2011.

2. Revenue

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Gold income	**12,850**	10,680	10,372	33,464	28,220	**1,793**	1,576	1,420	4,791	3,791
By-products (note 3)	**406**	458	224	1,220	614	**57**	67	31	175	83
Royalties received (note 6)	**97**	336	15	490	15	**13**	50	2	71	2
Interest received	**75**	73	58	203	192	**10**	11	8	29	26
	13,428	11,547	10,668	35,377	29,040	**1,873**	1,704	1,461	5,066	3,901

3. Cost of sales

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(5,542)**	(4,972)	(5,220)	(15,621)	(14,964)	**(777)**	(733)	(715)	(2,241)	(2,011)
Insurance reimbursement	**-**	-	37	-	123	**-**	-	5	-	16
By-products revenue (note 2)	**406**	458	224	1,220	614	**57**	67	31	175	83
	(5,136)	(4,514)	(4,959)	(14,401)	(14,227)	**(720)**	(666)	(679)	(2,066)	(1,912)
Royalties	**(395)**	(321)	(282)	(992)	(717)	**(55)**	(47)	(39)	(142)	(96)
Other cash costs	**(67)**	(48)	(43)	(165)	(128)	**(9)**	(7)	(6)	(23)	(18)
Total cash costs	**(5,598)**	(4,883)	(5,284)	(15,558)	(15,072)	**(784)**	(721)	(724)	(2,231)	(2,026)
Retrenchment costs	**(26)**	(20)	(23)	(73)	(102)	**(4)**	(3)	(3)	(10)	(14)
Rehabilitation and other non-cash costs	**(80)**	(349)	(106)	(497)	(228)	**(11)**	(52)	(15)	(72)	(31)
Production costs	**(5,704)**	(5,251)	(5,414)	(16,129)	(15,401)	**(799)**	(775)	(741)	(2,314)	(2,070)
Amortisation of tangible assets	**(1,374)**	(1,274)	(1,240)	(3,942)	(3,680)	**(192)**	(188)	(170)	(565)	(494)
Amortisation of intangible assets	**(4)**	(4)	(4)	(12)	(11)	**(1)**	(1)	-	(2)	(1)
Total production costs	**(7,083)**	(6,529)	(6,658)	(20,083)	(19,093)	**(992)**	(964)	(912)	(2,881)	(2,566)
Inventory change	**102**	117	(1)	221	274	**14**	17	1	31	38
	(6,980)	(6,412)	(6,659)	(19,863)	(18,819)	**(977)**	(947)	(911)	(2,849)	(2,529)

4. Loss on non-hedge derivatives and other commodity contracts

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited	Reviewed	Reviewed	Unaudited	Reviewed	Unaudited
	SA Rand million					US Dollar million				
Loss on realised non-hedge derivatives	**-**	-	(745)	-	(2,072)	**-**	-	(101)	-	(277)
Loss on hedge buy-back costs	**-**	-	(11,639)	-	(11,639)	**-**	-	(1,637)	-	(1,637)
(Loss) gain on unrealised non-hedge derivatives	**(5)**	(14)	11,343	(7)	9,104	**(1)**	(2)	1,586	(1)	1,289
	(5)	(14)	(1,041)	(7)	(4,607)	**(1)**	(2)	(152)	(1)	(625)

Rounding of figures may result in computational discrepancies.

5. Other operating expenses

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**(53)**	(26)	(24)	(104)	(72)	**(7)**	(4)	(3)	(15)	(10)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**(31)**	(27)	(26)	(121)	(50)	**(4)**	(4)	(4)	(17)	(6)
	(84)	(53)	(50)	(225)	(122)	**(11)**	(8)	(7)	(32)	(16)

6. Special items

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited
	SA Rand million					US Dollar million				
Indirect tax expenses and legal claims	**(26)**	(32)	-	(93)	(79)	**(3)**	(5)	-	(13)	(10)
Mandatory convertible bonds issue discount, underwriting and professional fees	**-**	-	(401)	-	(401)	**-**	-	(56)	-	(56)
Net impairments of tangible assets (note 9)	**(22)**	(66)	(92)	(94)	(235)	**(3)**	(10)	(13)	(14)	(32)
Black Economic Empowerment transaction modification costs for Izingwe (Pty) Ltd	**-**	(44)	-	(44)	-	**-**	(7)	-	(7)	-
Impairment of other receivables	**(1)**	(3)	(4)	(11)	(56)	**-**	-	(1)	(1)	(8)
Contractor termination costs at Geita Gold Minining Limited	**-**	-	-	-	(8)	**-**	-	-	-	(1)
Recovery (loss) on consignment inventory	**-**	-	39	-	39	**-**	-	5	-	5
Insurance claim recovery	**-**	-	93	-	103	**-**	-	14	-	15
Royalties received [1] (note 2)	**97**	336	15	490	15	**13**	50	2	71	2
Net (loss) profit on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	**(21)**	18	(74)	(15)	(109)	**(4)**	3	(10)	(2)	(15)
Impairment of investments (note 9)	**(124)**	(12)	-	(136)	-	**(16)**	(2)	-	(18)	-
Profit on disposal of investments (note 9)	**-**	-	-	-	45	**-**	-	-	-	6
Profit on disposal of subsidiary ISS International Limited (note 9)	**-**	-	-	14	-	**-**	-	-	2	-
	(97)	197	(424)	111	(686)	**(13)**	29	(60)	18	(95)

[1] The June 2011 quarter includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of R237m, $35m.

7. Finance costs and unwinding of obligations

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited
	SA Rand million					US Dollar million				
Finance costs	**(246)**	(250)	(189)	(744)	(575)	**(34)**	(37)	(26)	(107)	(78)
Unwinding of obligations, accretion of convertible bonds and other discounts	**(99)**	(92)	(96)	(284)	(271)	**(14)**	(14)	(13)	(41)	(36)
	(345)	(342)	(285)	(1,028)	(846)	**(48)**	(50)	(39)	(148)	(114)

8. Taxation

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	**(318)**	-	84	(318)	-	**(42)**	-	13	(42)	2
Non-mining tax	**9**	(27)	71	(28)	(59)	**1**	(4)	10	(4)	(7)
Prior year provision	**20**	(49)	618	(34)	594	**3**	(7)	87	(5)	84
Deferred taxation										
Temporary differences	**(373)**	(470)	1,311	(1,247)	1,297	**(53)**	(69)	184	(180)	183
Unrealised non-hedge derivatives and other commodity contracts	**-**	-	(2,152)	-	(1,892)	**-**	-	(301)	-	(267)
Change in estimated deferred tax rate	**-**	-	(7)	-	-	**-**	-	(1)	-	-
	(662)	(546)	(76)	(1,626)	(60)	**(92)**	(80)	(7)	(232)	(5)
Foreign taxation										
Normal taxation	**(769)**	(351)	(358)	(1,487)	(1,011)	**(107)**	(52)	(49)	(211)	(136)
Prior year provision	**(55)**	2	29	(53)	(29)	**(7)**	-	4	(7)	(4)
Deferred taxation										
Temporary differences	**22**	(118)	87	(176)	(18)	**1**	(17)	12	(27)	(1)
Unrealised non-hedge derivatives and other commodity contracts	**-**	-	-	-	(23)	**-**	-	-	-	(3)
	(802)	(467)	(242)	(1,716)	(1,080)	**(113)**	(69)	(33)	(245)	(145)
	(1,465)	(1,013)	(318)	(3,342)	(1,140)	**(204)**	(149)	(41)	(477)	(149)

Rounding of figures may result in computational discrepancies.

9. Headline earnings

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited
	SA Rand million					US Dollar million				
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:										
Profit attributable to equity shareholders	3,304	3,195	443	8,158	233	456	470	51	1,167	20
Net impairments of tangible assets (note 6)	22	66	92	94	235	3	10	13	14	32
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 6)	21	(18)	74	15	109	4	(3)	10	2	15
Impairment of investments (note 6)	124	12	-	136	-	16	2	-	18	-
Profit on disposal of subsidiary ISS International Limited (note 6)	-	-	-	(14)	-	-	-	-	(2)	-
Profit on disposal of investments (note 6)	-	-	-	-	(45)	-	-	-	-	(6)
Net impairment (reversal) of investment in associates and joint ventures	2	15	(74)	17	(40)	-	2	(10)	2	(6)
Special items of associates	-	-	(7)	-	(7)	-	-	(1)	-	(1)
Taxation on items above - current portion	-	6	-	7	4	-	1	-	1	-
Taxation on items above - deferred portion	(15)	(32)	(51)	(53)	(87)	(2)	(5)	(7)	(8)	(12)
	3,458	3,244	476	8,359	402	476	477	55	1,194	43
Headline earnings per ordinary share (cents) [1]	895	841	129	2,166	109	123	124	15	309	12
Diluted headline earnings per ordinary share (cents) [2]	846	706	129	1,944	109	117	104	15	278	12

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.

10. Number of shares

	Quarter ended			Nine months ended	
	Sep 2011 Reviewed	Jun 2011 Reviewed	Sep 2010 Unaudited	Sep 2011 Reviewed	Sep 2010 Unaudited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	381,850,470	381,573,111	380,966,077	381,850,470	380,966,077
E ordinary shares in issue	3,421,848	3,444,060	2,837,150	3,421,848	2,837,150
Total ordinary shares:	385,272,318	385,017,171	383,803,227	385,272,318	383,803,227
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	381,644,151	381,480,773	364,556,377	381,471,126	363,135,881
E ordinary shares	3,431,215	2,665,595	2,954,409	2,958,298	3,305,316
Fully vested options	1,305,486	1,435,811	905,619	1,447,478	1,100,186
Weighted average number of shares	386,380,852	385,582,179	368,416,405	385,876,902	367,541,383
Dilutive potential of share options	1,290,253	1,109,716	1,113,099	1,321,614	1,158,835
Dilutive potential of convertible bonds	33,524,615	33,524,615	-	33,524,615	-
Diluted number of ordinary shares	421,195,720	420,216,510	369,529,504	420,723,131	368,700,218

11. Share capital and premium

	As at				As at			
	Sep 2011 Reviewed	Jun 2011 Reviewed	Dec 2010 Audited	Sep 2010 Unaudited	Sep 2011 Reviewed	Jun 2011 Reviewed	Dec 2010 Audited	Sep 2010 Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	46,343	46,343	40,662	40,662	6,734	6,734	5,935	5,935
Ordinary shares issued	234	156	5,771	5,733	33	22	812	806
E ordinary shares cancelled	(15)	(13)	(90)	(85)	(2)	(2)	(13)	(12)
Sub-total	46,562	46,486	46,343	46,310	6,765	6,754	6,734	6,729
Redeemable preference shares held within the group	(313)	(313)	(313)	(313)	(53)	(53)	(53)	(53)
Ordinary shares held within the group	(148)	(149)	(139)	(181)	(22)	(23)	(22)	(28)
E ordinary shares held within the group	(198)	(200)	(213)	(218)	(30)	(30)	(32)	(33)
Balance at end of period	45,903	45,824	45,678	45,598	6,660	6,648	6,627	6,615

Rounding of figures may result in computational discrepancies.

12. Exchange rates

	Sep 2011 Unaudited	Jun 2011 Unaudited	Dec 2010 Unaudited	Sep 2010 Unaudited
ZAR/USD average for the year to date	**6.97**	6.89	7.30	7.45
ZAR/USD average for the quarter	**7.14**	6.78	6.88	7.31
ZAR/USD closing	**8.11**	6.74	6.57	6.96
ZAR/AUD average for the year to date	**7.24**	7.11	6.71	6.68
ZAR/AUD average for the quarter	**7.50**	7.20	6.80	6.61
ZAR/AUD closing	**7.81**	7.23	6.70	6.73
BRL/USD average for the year to date	**1.63**	1.63	1.76	1.78
BRL/USD average for the quarter	**1.64**	1.60	1.70	1.75
BRL/USD closing	**1.89**	1.56	1.67	1.69
ARS/USD average for the year to date	**4.08**	4.04	3.91	3.89
ARS/USD average for the quarter	**4.16**	4.08	3.96	3.94
ARS/USD closing	**4.20**	4.11	3.97	3.96

13. Capital commitments

	Sep 2011 Reviewed	Jun 2011 Reviewed	Dec 2010 Audited	Sep 2010 Unaudited	Sep 2011 Reviewed	Jun 2011 Reviewed	Dec 2010 Audited	Sep 2010 Unaudited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**2,317**	2,719	1,156	1,624	**286**	403	176	233

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 September 2011 are detailed below:

Contingencies and guarantees	**As at Sep 2011 Reviewed**	**Sep 2010 Unaudited**	**As at Sep 2011 Reviewed**	**Sep 2010 Unaudited**
	SA Rand million		**US Dollar million**	
Contingent liabilities				
Groundwater pollution [1]	**-**	-	**-**	-
Deep groundwater pollution – South Africa [2]	**-**	-	**-**	-
Sales tax on gold deliveries – Brazil [3]	**684**	590	**84**	85
Other tax disputes – Brazil [4]	**286**	226	**35**	32
Indirect taxes – Ghana [5]	**86**	69	**11**	10
ODMWA litigation [6]	**-**	-	**-**	-
Contingent assets				
Royalty – Boddington Gold Mine [7]	**-**	-	**-**	-
Royalty – Tau Lekoa Gold Mine[8]	**-**	-	**-**	-
Financial Guarantees				
Oro Group (Pty) Limited [9]	**100**	100	**12**	14
	1,156	985	**142**	141

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base

line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $52m, R423m (Sep 2010: $53m, R369m). The company's attributable share of the second assessment is approximately $32m, R261m (Sep 2010: $32m, R223m). In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $9m, R72m (Sep 2010: $9m, R63m).

AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $26m, R214m (Sep 2010: $23m, R160m).

(5) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m, R86m (Sep 2010: $10m, R70m) during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Occupational Diseases in Mines and Works Act (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011.

Following the judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.

(7) Royalty – Boddington Gold Mine – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R788m, of which $26m, R188m (Sep 2010: $2m, R13m) has been received to date. Royalties of $9m, R64m (Sep 2010: $2m, R13m) were received during the quarter.

(8) Royalty – Tau Lekoa Gold Mine – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $1m, R8m (Sep 2010: Nil) were received during the quarter.

(9) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m, R100m (Sep 2010: $14m, R100m). The suretyship agreements have a termination notice period of 90 days.

15. Concentration of risk

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:

- Recoverable value added tax due from the Tanzanian government amounts to $44m, R357m at 30 September 2011 (Sep 2010: $48m, R334m). The last audited value added tax return was for the period ended 28 February 2011 and at the reporting date the audited amount was $58m, R470m (Sep 2010: $47m, R327m). The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Recoverable fuel duties from the Tanzanian government amounts to $73m, R592m at 30 September 2011 (Sep 2010: $55m, R383m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $61m, R495m (Sep 2010: $42, R292m) have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $12m, R97m (Sep 2010: $13m, R90m) have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.

16. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

17. Announcements

Appointment to the board of directors: On 31 August 2011, AngloGold Ashanti announced the appointment of Ms Nozipho January-Bardill to the board with effect from 1 October 2011.

18. Dividend

Interim Dividend No. 110 of 90 South African cents or 7.6182 UK pence or 19.188 cedis per ordinary share was paid to registered shareholders on 9 September 2011, while a dividend of 2.337 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 12 September 2011, holders of Ghanaian Depositary Shares (GhDS) were paid 0.19188 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 12.0812 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 19 September 2011. Each ADS represents one ordinary share.

Interim Dividend No. E10 of 45 South African cents was paid to holders of E ordinary shares on 9 September 2011, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

The directors declared Interim Dividend No. 111 of 90 South African cents per ordinary share for the quarter ended 30 September 2011. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2011
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 24 November
Last date to trade ordinary shares cum dividend	Friday, 25 November
Last date to register transfers of certificated securities cum dividend	Friday, 25 November
Ordinary shares trade ex-dividend	Monday, 28 November
Record date	Friday, 2 December
Payment date	Friday, 9 December

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque. Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 28 November 2011 and Friday, 2 December 2011, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2011
Ex dividend on New York Stock Exchange	Wednesday, 30 November
Record date	Friday, 2 December
Approximate date for currency conversion	Friday, 9 December
Approximate payment date of dividend	Monday, 19 December

Assuming an exchange rate of R7.8662/$, the dividend payable per ADS is equivalent to 11.4414 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2011
Last date to trade and to register GhDSs cum dividend	Friday, 25 November
GhDSs trade ex-dividend	Monday, 28 November
Record date	Friday, 2 December
Approximate payment date of dividend	Monday, 12 December

Assuming an exchange rate of R1/¢0.20476, the dividend payable per share is equivalent to 0.1843 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Interim Dividend No. E11 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 9 December 2011.

By order of the Board

T T MBOWENI   **M CUTIFANI**
Chairman   Chief Executive Officer

7 November 2011

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A Adjusted headline earnings

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	**Jun 2011**	**Sep 2010**	**Sep 2011**	**Sep 2010**	**Sep 2011**	**Jun 2011**	**Sep 2010**	**Sep 2011**	**Sep 2010**
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (note 9)	**3,458**	3,244	476	8,359	402	**476**	477	55	1,194	43
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**5**	14	(11,343)	7	(9,104)	**1**	2	(1,586)	1	(1,289)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	**-**	-	2,152	-	1,915	**-**	-	301	-	270
Fair value adjustment on option component of convertible bonds	**(88)**	(499)	166	(677)	(319)	**(11)**	(73)	24	(98)	(40)
Fair value adjustment on mandatory convertible bonds	**(66)**	(442)	160	(647)	160	**(9)**	(64)	22	(95)	22
Adjusted headline earnings (loss) [1]	**3,310**	2,317	(8,389)	7,043	(6,947)	**457**	342	(1,184)	1,002	(993)
Hedge buy-back and related costs net of taxation	**-**	-	10,573	-	10,573	**-**	-	1,487	-	1,487
Adjusted headline earnings excluding hedge buy-back costs [1]	**3,310**	2,317	2,184	7,043	3,626	**457**	342	303	1,002	494
Cents per share [2]										
Adjusted headline earnings [1]	**857**	601	(2,277)	1,825	(1,890)	**118**	89	(321)	260	(270)
Adjusted headline earnings excluding hedge buy-back costs [1]	**857**	601	593	1,825	987	**118**	89	82	260	134

[1] *(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*

- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Adjusted headline earnings is intended to illustrate earnings after adjusting for:

- *The unrealised fair value change in contracts that were still open at reporting dates, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;*
- *The unrealised fair value change on the option component of the convertible bonds;*
- *The unrealised fair value change of the warrants on shares and the embedded derivative.*

During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.

[2] *Calculated on the basic weighted average number of ordinary shares.*

B Adjusted gross profit

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	**Jun 2011**	**Sep 2010**	**Sep 2011**	**Sep 2010**	**Sep 2011**	**Jun 2011**	**Sep 2010**	**Sep 2011**	**Sep 2010**
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit to adjusted gross profit: [1]										
Gross profit	**5,865**	4,254	2,672	13,594	4,794	**815**	627	357	1,941	637
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**5**	14	(11,343)	7	(9,104)	**1**	2	(1,586)	1	(1,289)
Adjusted gross profit (loss)[1]	**5,870**	4,268	(8,670)	13,602	(4,310)	**816**	629	(1,229)	1,942	(652)
Hedge buy-back costs (note 4)	**-**	-	11,639	-	11,639	**-**	-	1,637	-	1,637
Adjusted gross profit excluding hedge buy-back costs [1]	**5,870**	4,268	2,969	13,602	7,329	**816**	629	408	1,942	986

[1] Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.

C Price received

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2011	**Jun 2011**	**Sep 2010**	**Sep 2011**	**Sep 2010**	**Sep 2011**	**Jun 2011**	**Sep 2010**	**Sep 2011**	**Sep 2010**
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
Gold income (note 2)	**12,850**	10,680	10,372	33,464	28,220	**1,793**	1,576	1,420	4,791	3,791
Adjusted for non-controlling interests	**(349)**	(282)	(294)	(906)	(853)	**(49)**	(42)	(40)	(130)	(115)
	12,501	10,398	10,078	32,558	27,367	**1,744**	1,534	1,380	4,661	3,676
Loss on realised non-hedge derivatives (note 4)	**-**	-	(745)	-	(2,072)	**-**	-	(101)	-	(277)
Hedge buy-back costs (note 4)	**-**	-	(11,639)	-	(11,639)	**-**	-	(1,637)	-	(1,637)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	**760**	633	544	1,968	1,819	**106**	94	74	282	244
Attributable gold income including realised non-hedge derivatives	**13,261**	11,031	(1,762)	34,525	15,475	**1,850**	1,628	(284)	4,943	2,006
Attributable gold sold - kg / - oz (000)	**33,590**	33,534	36,894	99,895	104,340	**1,080**	1,078	1,186	3,212	3,355
Revenue price per unit - R/kg / - $/oz	**394,799**	328,951	(47,750)	345,618	148,314	**1,713**	1,510	(239)	1,539	598
Attributable gold income including realised non-hedge derivatives as above	**13,261**	11,031	(1,762)	34,525	15,475	**1,850**	1,628	(284)	4,943	2,006
Hedge buy-back costs (note 4)	**-**	-	11,639	-	11,639	**-**	-	1,637	-	1,637
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs	**13,261**	11,031	9,877	34,525	27,114	**1,850**	1,628	1,353	4,943	3,643
Attributable gold sold - kg / - oz (000)	**33,590**	33,534	36,894	99,895	104,340	**1,080**	1,078	1,186	3,212	3,355
Revenue price per unit normalised for hedge buy-back costs - R/kg / - $/oz	**394,799**	328,951	267,707	345,618	259,858	**1,713**	1,510	1,141	1,539	1,086

Rounding of figures may result in computational discrepancies.

		Quarter ended			Nine months ended		Quarter ended			Nine months ended	
		Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Jun 2011	Sep 2010	Sep 2011	Sep 2010
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric					US Dollar million / Imperial				
D	**Total costs**										
	Total cash costs (note 3)	**5,598**	4,883	5,284	15,558	15,072	**784**	721	724	2,231	2,026
	Adjusted for non-controlling interests and non-gold producing companies	**(259)**	(45)	(193)	(604)	(416)	**(36)**	(7)	(26)	(85)	(56)
	Associates' and equity accounted joint ventures' share of total cash costs	**400**	345	365	1,094	1,046	**56**	51	50	157	141
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	**5,739**	5,183	5,456	16,048	15,702	**804**	765	747	2,303	2,110
	Retrenchment costs (note 3)	**26**	20	23	73	102	**4**	3	3	10	14
	Rehabilitation and other non-cash costs (note 3)	**80**	349	106	497	228	**11**	52	15	72	31
	Amortisation of tangible assets (note 3)	**1,374**	1,274	1,240	3,942	3,680	**192**	188	170	566	494
	Amortisation of intangible assets (note 3)	**4**	4	4	12	11	**1**	1	-	2	1
	Adjusted for non-controlling interests and non-gold producing companies	**(55)**	(107)	(67)	(217)	(162)	**(7)**	(16)	(9)	(31)	(22)
	Associates and equity accounted joint ventures' share of production costs	**15**	17	19	48	50	**1**	2	2	6	7
	Total production costs adjusted for non-controlling interests and non-gold producing companies	**7,183**	6,740	6,781	20,404	19,611	**1,007**	995	929	2,928	2,636
	Gold produced - kg / - oz (000)	**33,970**	33,776	36,129	100,049	104,714	**1,092**	1,086	1,162	3,217	3,367
	Total cash cost per unit - R/kg / -$/oz	**168,935**	153,441	151,007	160,402	149,953	**737**	705	643	716	627
	Total production cost per unit - R/kg / -$/oz	**211,460**	199,541	187,695	203,940	187,282	**922**	916	800	910	783
E	**EBITDA**										
	Operating profit	**4,655**	3,520	1,382	10,712	1,808	**648**	519	178	1,530	233
	Amortisation of tangible assets (note 3)	**1,374**	1,274	1,240	3,942	3,680	**192**	188	170	565	494
	Amortisation of intangible assets (note 3)	**4**	4	4	12	11	**1**	1	-	2	1
	Net impairments of tangible assets (note 6)	**22**	66	92	94	235	**3**	10	13	14	32
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**5**	14	(11,343)	7	(9,104)	**1**	2	(1,586)	1	(1,289)
	Hedge buy-back costs (note 4)	**-**	-	11,639	-	11,639	**-**	-	1,637	-	1,637
	Mandatory convertible bond issue discount, underwriting and professional fees (note 6)	**-**	-	401	-	401	**-**	-	56	-	56
	Exchange effects of equity raising	**-**	-	21	-	21	**-**	-	3	-	3
	Share of associates' EBITDA	**280**	264	197	725	752	**37**	39	27	103	101
	Impairment of investment (note 6)	**124**	12	-	136		**16**	2	-	18	-
	Loss (profit) on disposal and abandonment of assets (note 6)	**21**	(18)	74	15	109	**4**	(3)	10	2	15
	Profit on disposal of ISS International Limited (note 6)	**-**	-	-	(14)	-	**-**	-	-	(2)	-
		6,485	5,136	3,706	15,629	9,507	**902**	758	509	2,234	1,278
F	**Interest cover**										
	EBITDA (note E)	**6,485**	5,136	3,706	15,629	9,507	**902**	758	509	2,234	1,278
	Finance costs (note 7)	**246**	250	189	744	575	**34**	37	26	107	78
	Capitalised finance costs	**7**	-	-	7	-	**1**	-	-	1	-
		253	250	189	751	575	**35**	37	26	108	78
	Interest cover - times	**26**	21	20	21	17	**26**	20	20	21	16
G	**Operating cash flow**										
	Net cash inflow (outflow) from operating activities	**6,497**	4,298	(7,783)	14,402	(3,494)	**863**	635	(1,126)	2,011	(560)
	Stay-in-business capital expenditure	**(1,853)**	(1,480)	(1,296)	(4,447)	(3,387)	**(259)**	(218)	(177)	(636)	(455)
	Expenditure on intangible assets	**(49)**	-	-	(49)	-	**(6)**	-	-	(6)	-
		4,595	2,818	(9,079)	9,906	(6,881)	**598**	417	(1,303)	1,369	(1,015)

		As at Sep 2011	As at Jun 2011	As at Dec 2010	As at Sep 2010	As at Sep 2011	As at Jun 2011	As at Dec 2010	As at Sep 2010
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million			
H	**Net asset value - cents per share**								
	Total equity	**38,746**	32,247	27,023	27,355	**4,778**	4,785	4,113	3,930
	Mandatory convertible bonds	**6,253**	5,270	5,739	5,860	**771**	782	874	842
		44,999	37,517	32,762	33,215	**5,549**	5,567	4,987	4,772
	Number of ordinary shares in issue - million (note 10)	**385**	385	384	384	**385**	385	384	384
	Net asset value - cents per share	**11,680**	9,744	8,532	8,654	**1,440**	1,446	1,299	1,243
	Total equity	**38,746**	32,247	27,023	27,355	**4,778**	4,785	4,113	3,930
	Mandatory convertible bonds	**6,253**	5,270	5,739	5,860	**771**	782	874	842
	Intangible assets	**(1,547)**	(1,357)	(1,277)	(1,296)	**(191)**	(201)	(194)	(186)
		43,452	36,160	31,485	31,919	**5,358**	5,366	4,793	4,586
	Number of ordinary shares in issue - million (note 10)	**385**	385	384	384	**385**	385	384	384
	Net tangible asset value - cents per share	**11,278**	9,392	8,199	8,317	**1,391**	1,394	1,248	1,195
I	**Net debt**								
	Borrowings - long-term portion	**13,538**	11,254	11,148	11,503	**1,670**	1,670	1,697	1,653
	Borrowings - short-term portion	**369**	193	876	1,864	**45**	28	133	268
	Total borrowings (1)	**13,907**	11,447	12,024	13,367	**1,715**	1,698	1,830	1,921
	Corporate office lease	**(259)**	(259)	(259)	(259)	**(32)**	(38)	(39)	(37)
	Unamortised portion on the convertible and rated bonds	**585**	679	757	696	**72**	101	115	100
	Cash restricted for use	**(483)**	(379)	(283)	(298)	**(60)**	(56)	(43)	(43)
	Cash and cash equivalents	**(8,717)**	(5,656)	(3,776)	(9,313)	**(1,075)**	(839)	(575)	(1,338)
	Net debt excluding mandatory convertible bonds	**5,033**	5,832	8,463	4,193	**620**	866	1,288	603

(1) Borrowings exclude the mandatory convertible bonds (note H).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED SEPTEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,625	-	-	-	2,625
Mined	- 000 tons	1,691	526	312	558	3,088
Milled / Treated	- 000 tons	1,575	547	294	616	3,032
Yield	- oz/t	0.230	0.137	0.062	0.194	0.189
Gold produced	- oz (000)	362	75	18	119	574
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,725	-	-	-	2,725
Yield	- oz/t	0.012	-	-	-	0.013
Gold produced	- oz (000)	32	3	-	-	35
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,982	225	-	17,207
Mined	- 000 tons	-	34,541	240	7,459	42,240
Treated	- 000 tons	-	6,684	725	254	7,663
Stripping ratio	- ratio	-	5.43	35.22	22.71	6.42
Yield	- oz/t	-	0.049	0.044	0.176	0.052
Gold produced	- oz (000)	-	325	32	45	402
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,578	-	19,132	20,710
Placed	- 000 tons	-	288	-	5,920	6,209
Stripping ratio	- ratio	-	9.09	-	2.40	2.58
Yield	- oz/t	-	0.031	-	0.012	0.013
Gold placed	- oz (000)	-	9	-	74	83
Gold produced	- oz (000)	-	8	-	74	81
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.67	11.77	32.05	21.94	9.36
TOTAL						
Subsidiaries' gold produced	- oz (000)	394	348	50	238	1,029
Joint ventures' gold produced	- oz (000)	-	63	-	-	63
Attributable gold produced	- oz (000)	394	411	50	238	1,092
Minority gold produced	- oz (000)	-	10	-	19	29
Subsidiaries' gold sold	- oz (000)	393	324	55	246	1,018
Joint ventures' gold sold	- oz (000)	-	62	-	-	62
Attributable gold sold	- oz (000)	393	386	55	246	1,080
Minority gold sold	- oz (000)	-	11	-	21	32
Spot price	- $/oz	1,705	1,705	1,705	1,705	1,705
Price received	- $/oz sold	1,718	1,724	1,683	1,697	1,713
Total cash costs	- $/oz produced	757	739	1,570	524	737
Total production costs	- $/oz produced	981	884	1,743	710	922

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	675	684	93	448	-	1,899	(106)	1,793
Cash costs	(320)	(315)	(79)	(183)	-	(897)	56	(841)
By-products revenue	22	2	-	32	-	57	-	57
Total cash costs	(298)	(313)	(79)	(151)	-	(840)	56	(784)
Retrenchment costs	(2)	(1)	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(2)	(5)	-	(5)	-	(11)	-	(11)
Amortisation of assets	(84)	(55)	(9)	(44)	(3)	(195)	2	(193)
Total production costs	(386)	(373)	(87)	(201)	(3)	(1,050)	58	(992)
Inventory change	-	14	(5)	5	-	15	-	14
Cost of sales	(386)	(359)	(92)	(195)	(3)	(1,035)	58	(977)
Adjusted gross profit (loss)	**290**	**325**	**-**	**253**	**(4)**	**864**	**(48)**	**816**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(1)	-	(1)	-	(1)
Gross profit (loss)	**290**	**325**	**-**	**252**	**(4)**	**863**	**(48)**	**815**
Corporate and other costs	(3)	-	-	(9)	(66)	(78)	-	(78)
Exploration	-	(18)	(16)	(32)	(11)	(78)	2	(76)
Intercompany transactions	-	(11)	(1)	(1)	13	-	-	-
Special items	(4)	(13)	11	1	(8)	(13)	-	(13)
Operating profit (loss)	**282**	**282**	**(6)**	**211**	**(75)**	**694**	**(47)**	**648**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	2	2	(2)	(17)	(15)	(3)	(18)
Exchange gain (loss)	-	(1)	-	12	5	16	-	15
Share of equity accounted investments profit	-	-	-	(8)	(2)	(10)	34	24
Profit (loss) before taxation	280	283	(4)	213	(88)	685	(16)	669
Taxation	(96)	(102)	1	(27)	4	(220)	16	(204)
Profit (loss) for the period	**184**	**182**	**(3)**	**187**	**(84)**	**465**	**-**	**465**
Equity shareholders	184	178	(3)	180	(83)	456	-	456
Non-controlling interests	-	4	-	7	(1)	9	-	9
Operating profit (loss)	282	282	(6)	211	(75)	694	(47)	648
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	1	-	1
Intercompany transactions	-	11	1	1	(13)	-	-	-
Special items	5	10	-	-	8	22	-	22
Share of associates' EBIT	-	-	-	(8)	(2)	(10)	47	36
EBIT	**287**	**303**	**(5)**	**204**	**(82)**	**707**	**-**	**707**
Amortisation of assets	84	55	9	44	3	195	(2)	193
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**371**	**358**	**4**	**248**	**(79)**	**902**	**-**	**902**
Profit (loss) attributable to equity shareholders	184	178	(3)	180	(83)	456	-	456
Special items	5	10	-	-	8	22	-	22
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(2)	-	-	-	-	(2)	-	(2)
Headline earnings (loss)	**187**	**187**	**(3)**	**180**	**(75)**	**476**	**-**	**476**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	1	-	1
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(11)	(11)	-	(11)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Adjusted headline earnings (loss)	**187**	**187**	**(3)**	**181**	**(95)**	**457**	**-**	**457**
Ore reserve development capital	71	13	5	17	-	106	-	106
Stay-in-business capital	43	66	2	40	10	161	(2)	159
Project capital	26	22	25	68	-	141	(18)	123
Total capital expenditure	**140**	**101**	**32**	**125**	**10**	**408**	**(20)**	**388**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,962	-	-	-	2,962
Mined	- 000 tons	1,834	486	261	571	3,152
Milled / Treated	- 000 tons	1,651	541	243	550	2,983
Yield	- oz/t	0.233	0.151	0.092	0.181	0.197
Gold produced	- oz (000)	384	82	22	99	587
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,089	-	-	-	3,089
Yield	- oz/t	0.015	-	-	-	0.016
Gold produced	- oz (000)	48	1	-	-	49
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	18,444	172	-	18,616
Mined	- 000 tons	-	36,920	395	7,611	44,926
Treated	- 000 tons	-	5,872	736	260	6,867
Stripping ratio	- ratio	-	4.63	7.57	23.32	5.49
Yield	- oz/t	-	0.049	0.052	0.167	0.054
Gold produced	- oz (000)	-	288	38	43	370
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,925	-	17,947	19,872
Placed	- 000 tons	-	317	-	5,980	6,298
Stripping ratio	- ratio	-	6.31	-	2.07	2.25
Yield	- oz/t	-	0.032	-	0.011	0.012
Gold placed	- oz (000)	-	10	-	68	78
Gold produced	- oz (000)	-	6	-	74	80
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.21	11.01	40.57	20.73	9.39
TOTAL						
Subsidiaries' gold produced	- oz (000)	431	313	61	216	1,022
Joint ventures' gold produced	- oz (000)	-	64	-	-	64
Attributable gold produced	- oz (000)	431	377	61	216	1,086
Minority gold produced	- oz (000)	-	12	-	18	30
Subsidiaries' gold sold	- oz (000)	431	310	62	213	1,016
Joint ventures' gold sold	- oz (000)	-	62	-	-	62
Attributable gold sold	- oz (000)	431	372	62	213	1,078
Minority gold sold	- oz (000)	-	12	-	19	30
Spot price	- $/oz	1,496	1,496	1,496	1,496	1,496
Price received	- $/oz sold	1,516	1,506	1,498	1,507	1,510
Total cash costs	- $/oz produced	688	705	1,595	487	705
Total production costs	- $/oz produced	905	861	1,745	794	916

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	654	578	93	344	-	1,669	(94)	1,576
Cash costs	(330)	(277)	(97)	(160)	25	(839)	51	(788)
By-products revenue	33	2	-	32	1	68	-	67
Total cash costs	(297)	(275)	(97)	(129)	26	(772)	51	(721)
Retrenchment costs	(2)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(8)	(1)	(41)	-	(52)	-	(52)
Amortisation of assets	(89)	(52)	(8)	(38)	(4)	(191)	2	(189)
Total production costs	(390)	(335)	(106)	(208)	21	(1,017)	53	(964)
Inventory change	-	1	3	15	-	18	(1)	17
Cost of sales	(390)	(334)	(103)	(193)	21	(999)	52	(947)
Adjusted gross profit (loss)	**264**	**244**	**(10)**	**151**	**21**	**670**	**(41)**	**629**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(3)	-	(2)	-	(2)
Gross profit (loss)	**264**	**245**	**(10)**	**149**	**21**	**668**	**(41)**	**627**
Corporate and other costs	(3)	(4)	-	(10)	(57)	(74)	-	(74)
Exploration	-	(13)	(12)	(30)	(10)	(64)	1	(63)
Intercompany transactions	-	(11)	-	(1)	12	-	-	-
Special items	(7)	581	16	1	(562)	29	-	29
Operating profit (loss)	**253**	**797**	**(6)**	**109**	**(595)**	**559**	**(40)**	**519**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	(1)	101	97	-	98
Exchange (loss) gain	-	(4)	-	(2)	(1)	(6)	1	(6)
Share of equity accounted investments profit	-	-	-	(3)	(3)	(5)	26	21
Profit (loss) before taxation	252	792	(6)	104	(497)	645	(13)	632
Taxation	(79)	(71)	1	(12)	(2)	(162)	13	(149)
Profit (loss) for the period	**174**	**722**	**(5)**	**92**	**(499)**	**483**	**-**	**483**
Equity shareholders	174	717	(5)	92	(508)	470	-	470
Non-controlling interests	-	4	-	-	9	13	-	13
Operating profit (loss)	253	797	(6)	109	(595)	559	(40)	519
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	3	-	2	-	2
Intercompany transactions	-	11	-	1	(12)	-	-	-
Special items	8	(550)	(3)	(1)	555	9	-	9
Share of associates' EBIT	-	-	-	(3)	-	(3)	40	37
EBIT	**261**	**258**	**(9)**	**109**	**(52)**	**567**	**-**	**567**
Amortisation of assets	89	52	8	38	4	191	(2)	189
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**350**	**310**	**(1)**	**147**	**(48)**	**758**	**-**	**758**
Profit (loss) attributable to equity shareholders	174	717	(5)	92	(508)	470	-	470
Special items	8	(550)	(3)	(1)	555	9	-	9
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(5)	-	1	-	-	(4)	-	(4)
Headline earnings (loss)	**177**	**167**	**(7)**	**91**	**50**	**477**	**-**	**477**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	3	-	2	-	2
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(73)	(73)	-	(73)
Fair value loss on mandatory convertible bonds	-	-	-	-	(64)	(64)	-	(64)
Adjusted headline earnings (loss)	**177**	**167**	**(7)**	**93**	**(88)**	**342**	**-**	**342**
Ore reserve development capital	68	12	1	17	-	98	-	98
Stay-in-business capital	29	63	2	27	1	122	(1)	121
Project capital	19	30	16	61	-	126	(22)	104
Total capital expenditure	**116**	**105**	**19**	**105**	**1**	**346**	**(23)**	**323**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,221	-	-	-	3,221
Mined	- 000 tons	2,013	452	117	570	3,151
Milled / Treated	- 000 tons	1,877	480	144	564	3,065
Yield	- oz/t	0.227	0.147	0.092	0.193	0.202
Gold produced	- oz (000)	425	71	13	109	618
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,792	314	-	-	3,106
Yield	- oz/t	0.019	0.015	-	-	0.018
Gold produced	- oz (000)	53	5	-	-	57
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	14,492	1,748	-	16,240
Mined	- 000 tons	-	29,361	4,053	8,231	41,646
Treated	- 000 tons	-	5,873	862	271	7,006
Stripping ratio	- ratio	-	4.54	3.86	26.04	5.47
Yield	- oz/t	-	0.049	0.092	0.173	0.059
Gold produced	- oz (000)	-	288	80	47	414
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,661	-	16,507	18,168
Placed	- 000 tons	-	256	-	6,017	6,273
Stripping ratio	- ratio	-	8.43	-	1.87	2.07
Yield	- oz/t	-	0.030	-	0.014	0.014
Gold placed	- oz (000)	-	8	-	82	90
Gold produced	- oz (000)	-	10	-	62	72
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.17	11.19	62.31	23.15	9.55
TOTAL						
Subsidiaries' gold produced	- oz (000)	478	310	93	218	1,099
Joint ventures' gold produced	- oz (000)	-	63	-	-	63
Attributable gold produced	- oz (000)	478	373	93	218	1,162
Minority gold produced	- oz (000)	-	11	-	24	35
Subsidiaries' gold sold	- oz (000)	513	306	87	220	1,125
Joint ventures' gold sold	- oz (000)	-	61	-	-	61
Attributable gold sold	- oz (000)	513	367	87	220	1,186
Minority gold sold	- oz (000)	-	11	-	25	36
Spot price	- $/oz	1,226	1,226	1,226	1,226	1,226
Price received	- $/oz sold	(287)	(62)	(405)	(359)	(239)
Price received excluding hedge buy-back costs	- $/oz sold	1,135	1,152	1,141	1,137	1,141
Total cash costs	- $/oz produced	594	725	1,064	433	643
Total production costs	- $/oz produced	772	879	1,142	573	800

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	582	436	99	277	-	1,394	(75)	1,319
Cash costs	(293)	(279)	(99)	(139)	6	(805)	50	(754)
By-products revenue	10	1	-	19	1	31	-	31
Total cash costs	(284)	(278)	(99)	(119)	7	(774)	50	(724)
Retrenchment costs	(3)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(13)	-	(1)	-	(15)	-	(15)
Amortisation of assets	(81)	(46)	(7)	(36)	(2)	(173)	2	(170)
Total production costs	(369)	(336)	(106)	(157)	4	(965)	53	(912)
Inventory change	(24)	9	2	14	-	2	(1)	1
Cost of sales	(393)	(327)	(104)	(143)	4	(963)	51	(911)
Adjusted gross profit (loss) excluding hedge buy-back costs	189	109	(5)	134	4	431	(23)	408
Hedge buy-back costs	(729)	(446)	(134)	(328)	-	(1,637)	-	(1,637)
Adjusted gross (loss) profit	(540)	(337)	(139)	(194)	4	(1,206)	(23)	(1,229)
Unrealised non-hedge derivatives and other commodity contracts	915	251	-	420	-	1,586	-	1,586
Gross profit (loss)	375	(86)	(139)	226	4	380	(23)	357
Corporate and other costs	(3)	(4)	-	(9)	(43)	(58)	-	(59)
Exploration	-	(11)	(14)	(23)	(13)	(61)	-	(60)
Intercompany transactions	-	(12)	-	(1)	13	-	-	-
Special items	(8)	(1)	2	-	(52)	(58)	(1)	(60)
Operating profit (loss)	365	(113)	(152)	193	(90)	202	(24)	178
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	1	(74)	(78)	-	(78)
Exchange gain (loss)	-	(8)	-	(6)	(4)	(19)	3	(16)
Share of equity accounted investments profit	-	-	-	-	12	12	8	21
Profit (loss) before taxation	363	(124)	(152)	187	(156)	118	(13)	106
Taxation	18	(32)	3	(17)	(24)	(53)	13	(41)
Profit (loss) for the period	381	(156)	(149)	170	(180)	65	-	65
Equity shareholders	381	(160)	(149)	161	(183)	51	-	51
Non-controlling interests	-	3	-	9	3	15	-	14
Operating profit (loss)	365	(113)	(152)	193	(90)	202	(24)	178
Unrealised non-hedge derivatives and other commodity contracts	(915)	(251)	-	(420)	-	(1,586)	-	(1,586)
Hedge buy-back costs	729	446	134	328	59	1,696	-	1,696
Intercompany transactions	-	12	-	1	(13)	-	-	-
Special items	20	-	-	-	1	22	1	23
Share of associates' EBIT	-	-	-	-	2	2	23	25
EBIT	198	95	(17)	102	(42)	336	-	336
Amortisation of assets	81	46	7	36	2	173	(2)	170
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	280	140	(10)	139	(39)	509	-	509
Profit (loss) attributable to equity shareholders	381	(160)	(149)	161	(183)	51	-	51
Special items	20	-	-	-	1	22	1	23
Share of associates' special items	-	-	-	-	(10)	(10)	(1)	(12)
Taxation on items above	(6)	-	-	(1)	-	(7)	-	(7)
Headline earnings (loss)	395	(159)	(149)	160	(192)	55	-	55
Unrealised non-hedge derivatives and other commodity contracts	(915)	(251)	-	(420)	-	(1,586)	-	(1,586)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	301	-	-	-	-	301	-	301
Fair value adjustment on option component of convertible bonds	-	-	-	-	24	24	-	24
Fair value loss on mandatory convertible	-	-	-	-	22	22	-	22
Hedge buy-back and related costs net of taxation	523	443	134	328	59	1,487	-	1,487
Adjusted headline earnings (loss) excluding hedge buy-back costs	304	33	(15)	69	(86)	303	-	303
Ore reserve development capital	65	9	4	14	-	93	-	93
Stay-in-business capital	22	33	4	25	1	85	(1)	84
Project capital	13	17	2	43	-	75	(10)	65
Total capital expenditure	100	60	10	82	1	253	(11)	242

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	8,285	-	-	-	8,285
Mined	- 000 tons	5,244	1,503	800	1,644	9,190
Milled / Treated	- 000 tons	4,758	1,631	802	1,705	8,896
Yield	- oz/t	0.231	0.139	0.102	0.189	0.194
Gold produced	- oz (000)	1,098	226	81	323	1,729
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	8,774	-	-	-	8,774
Yield	- oz/t	0.015	-	-	-	0.015
Gold produced	- oz (000)	128	5	-	-	133
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	51,879	1,842	-	53,721
Mined	- 000 tons	-	104,163	4,025	22,303	130,490
Treated	- 000 tons	-	18,735	2,107	758	21,600
Stripping ratio	- ratio	-	4.44	6.62	23.45	5.33
Yield	- oz/t	-	0.048	0.048	0.167	0.052
Gold produced	- oz (000)	-	898	102	127	1,126
HEAP LEACH OPERATION						
Mined	- 000 tons	-	5,143	-	54,360	59,503
Placed	- 000 tons	-	910	-	17,649	18,559
Stripping ratio	- ratio	-	6.92	-	2.18	2.35
Yield	- oz/t	-	0.031	-	0.012	0.013
Gold placed	- oz (000)	-	28	-	206	234
Gold produced	- oz (000)	-	21	-	208	229
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.89	11.21	37.82	20.93	9.27
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,226	965	183	657	3,031
Joint ventures' gold produced	- oz (000)	-	186	-	-	186
Attributable gold produced	- oz (000)	1,226	1,151	183	657	3,217
Minority gold produced	- oz (000)	-	33	-	58	91
Subsidiaries' gold sold	- oz (000)	1,225	955	187	661	3,028
Joint ventures' gold sold	- oz (000)	-	184	-	-	184
Attributable gold sold	- oz (000)	1,225	1,139	187	661	3,212
Minority gold sold	- oz (000)	-	35	-	58	93
Spot price	- $/oz	1,534	1,534	1,534	1,534	1,534
Price received	- $/oz sold	1,542	1,540	1,511	1,541	1,539
Total cash costs	- $/oz produced	693	753	1,414	498	716
Total production costs	- $/oz produced	918	902	1,570	720	910

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	1,889	1,807	282	1,095	-	5,072	(282)	4,791
Cash costs	(932)	(898)	(260)	(493)	20	(2,564)	158	(2,406)
By-products revenue	82	6	1	86	1	176	(1)	175
Total cash costs	(850)	(893)	(259)	(407)	21	(2,388)	157	(2,231)
Retrenchment costs	(7)	(1)	-	(2)	-	(11)	-	(10)
Rehabilitation and other non-cash costs	(6)	(20)	(1)	(46)	-	(73)	1	(72)
Amortisation of assets	(263)	(152)	(28)	(122)	(9)	(574)	6	(566)
Total production costs	(1,126)	(1,067)	(287)	(577)	12	(3,045)	164	(2,881)
Inventory change	-	(9)	-	42	-	33	(2)	31
Cost of sales	(1,126)	(1,076)	(287)	(536)	12	(3,012)	162	(2,849)
Adjusted gross profit (loss)	**763**	**731**	**(5)**	**560**	**12**	**2,061**	**(119)**	**1,942**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(1)	-	(1)	-	(1)
Gross profit (loss)	**763**	**732**	**(5)**	**558**	**12**	**2,060**	**(119)**	**1,941**
Corporate and other costs	(9)	(7)	(2)	(33)	(181)	(232)	(1)	(233)
Exploration	(1)	(51)	(38)	(81)	(29)	(200)	4	(196)
Intercompany transactions	-	(34)	(1)	(2)	37	-	-	-
Special items	(12)	561	35	2	(568)	18	-	18
Operating profit (loss)	**742**	**1,201**	**(12)**	**445**	**(729)**	**1,647**	**(117)**	**1,530**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(4)	(1)	2	(3)	83	78	(3)	74
Exchange (loss) gain	-	(8)	-	12	5	8	3	12
Share of equity accounted investments profit	-	-	-	(15)	(7)	(21)	78	57
Profit (loss) before taxation	738	1,192	(10)	439	(648)	1,711	(38)	1,673
Taxation	(230)	(214)	1	(68)	(4)	(515)	38	(477)
Profit (loss) for the period	**509**	**977**	**(9)**	**371**	**(652)**	**1,196**	**-**	**1,196**
Equity shareholders	509	964	(9)	359	(655)	1,167	-	1,167
Non-controlling interests	-	14	-	12	3	29	-	29
Operating profit (loss)	742	1,201	(12)	445	(729)	1,647	(117)	1,530
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	1	-	1
Intercompany transactions	-	34	1	2	(37)	-	-	-
Special items	14	(539)	(3)	(1)	561	31	-	31
Share of associates' EBIT	-	-	-	(15)	(4)	(19)	117	98
EBIT	**756**	**695**	**(14)**	**432**	**(209)**	**1,660**	**-**	**1,660**
Amortisation of assets	263	152	28	122	9	574	(6)	567
Share of associates' amortisation	-	-	-	-	-	-	6	6
EBITDA	**1,019**	**848**	**14**	**553**	**(201)**	**2,234**	**-**	**2,234**
Profit (loss) attributable to equity shareholders	509	964	(9)	359	(655)	1,167	-	1,167
Special items	14	(539)	(3)	(1)	561	31	-	31
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(7)	-	1	-	-	(7)	-	(7)
Headline earnings (loss)	**516**	**424**	**(11)**	**358**	**(92)**	**1,194**	**-**	**1,194**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	1	-	1
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(98)	(98)	-	(98)
Fair value loss on mandatory convertible bonds	-	-	-	-	(95)	(95)	-	(95)
Adjusted headline earnings (loss)	**516**	**424**	**(11)**	**359**	**(286)**	**1,002**	**-**	**1,002**
Ore reserve development capital	204	37	9	48	-	299	-	299
Stay-in-business capital	86	162	6	81	13	348	(4)	344
Project capital	61	69	46	179	-	355	(54)	301
Total capital expenditure	**351**	**268**	**62**	**308**	**14**	**1,002**	**(58)**	**944**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	10,035	-	-	-	10,035
Mined	- 000 tons	6,151	1,550	469	1,507	9,677
Milled / Treated	- 000 tons	5,719	1,525	397	1,566	9,207
Yield	- oz/t	0.207	0.153	0.119	0.187	0.191
Gold produced	- oz (000)	1,182	234	47	293	1,756
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	8,311	864	-	-	9,175
Yield	- oz/t	0.015	0.019	-	-	0.016
Gold produced	- oz (000)	127	17	-	-	144
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	47,060	5,009	-	52,069
Mined	- 000 tons	-	93,356	11,766	23,804	128,927
Treated	- 000 tons	-	17,579	2,596	860	21,035
Stripping ratio	- ratio	-	4.03	4.88	25.41	5.01
Yield	- oz/t	-	0.046	0.095	0.172	0.058
Gold produced	- oz (000)	-	816	247	148	1,211
HEAP LEACH OPERATION						
Mined	- 000 tons	-	3,942	-	50,843	54,784
Placed	- 000 tons	-	953	-	17,309	18,262
Stripping ratio	- ratio	-	6.95	-	1.98	2.12
Yield	- oz/t	-	0.039	-	0.014	0.015
Gold placed	- oz (000)	-	37	-	241	278
Gold produced	- oz (000)	-	51	-	205	257
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.48	11.28	66.59	23.35	9.10
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,309	906	294	646	3,155
Joint ventures' gold produced	- oz (000)	-	212	-	-	212
Attributable gold produced	- oz (000)	1,309	1,118	294	646	3,367
Minority gold produced	- oz (000)	-	36	-	70	106
Subsidiaries' gold sold	- oz (000)	1,315	894	291	646	3,147
Joint ventures' gold sold	- oz (000)	-	208	-	-	208
Attributable gold sold	- oz (000)	1,315	1,102	291	646	3,355
Minority gold sold	- oz (000)	-	35	-	71	106
Spot price	- $/oz	1,178	1,178	1,178	1,178	1,178
Price received	- $/oz sold	531	691	608	570	598
Price received excluding hedge buy-back costs	- $/oz sold	1,086	1,095	1,069	1,079	1,086
Total cash costs	- $/oz produced	592	686	1,012	422	627
Total production costs	- $/oz produced	787	823	1,091	560	783

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	1,428	1,248	311	770	-	3,758	(244)	3,514
Cash costs	(800)	(792)	(298)	(385)	26	(2,249)	141	(2,108)
By-products revenue	25	3	1	52	2	83	-	83
Total cash costs	(775)	(789)	(297)	(333)	28	(2,166)	141	(2,026)
Retrenchment costs	(12)	-	-	(2)	-	(14)	-	(14)
Rehabilitation and other non-cash costs	(4)	(26)	-	(1)	-	(31)	-	(31)
Amortisation of assets	(240)	(130)	(23)	(103)	(7)	(503)	7	(495)
Total production costs	(1,031)	(945)	(320)	(439)	21	(2,714)	147	(2,566)
Inventory change	(4)	11	2	32	-	40	(2)	38
Cost of sales	(1,034)	(934)	(319)	(408)	21	(2,673)	145	(2,529)
Adjusted gross profit (loss) excluding hedge buy-back costs	**394**	**315**	**(8)**	**362**	**21**	**1,084**	**(99)**	**986**
Hedge buy-back costs	(729)	(446)	(134)	(328)	-	(1,637)	-	(1,637)
Adjusted gross profit (loss)	**(335)**	**(131)**	**(142)**	**34**	**21**	**(553)**	**(99)**	**(652)**
Unrealised non-hedge derivatives and other commodity contracts	815	95	10	369	-	1,289	-	1,289
Gross profit (loss)	**479**	**(36)**	**(132)**	**403**	**21**	**736**	**(99)**	**637**
Corporate and other costs	(7)	(5)	(1)	(20)	(127)	(160)	-	(160)
Exploration	(1)	(34)	(32)	(61)	(23)	(151)	2	(149)
Intercompany transactions	-	(25)	(1)	(1)	28	-	-	-
Special items	(24)	(24)	8	-	(53)	(94)	(1)	(95)
Operating profit (loss)	**448**	**(125)**	**(158)**	**321**	**(154)**	**331**	**(98)**	**233**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(6)	-	2	(66)	(70)	-	(70)
Exchange gain (loss)	-	(11)	-	(8)	8	(11)	-	(11)
Share of equity accounted investments profit (loss)	-	-	-	-	3	3	51	54
Profit (loss) before taxation	446	(141)	(158)	314	(209)	252	(46)	206
Taxation	6	(112)	4	(83)	(9)	(195)	46	(149)
Profit (loss) for the period	**452**	**(253)**	**(155)**	**231**	**(218)**	**57**	**-**	**57**
Equity shareholders	452	(263)	(155)	211	(225)	20	-	20
Non-controlling interests	-	10	-	20	7	37	-	37
Operating profit (loss)	448	(125)	(158)	321	(154)	331	(98)	233
Unrealised non-hedge derivatives and other commodity contracts	(815)	(95)	(10)	(369)	-	(1,289)	-	(1,289)
Hedge buy-back costs	729	446	134	328	59	1,696	-	1,696
Intercompany transactions	-	25	1	1	(28)	-	-	-
Special items	32	11	(6)	1	2	40	1	41
Share of associates' EBIT	-	-	-	-	(3)	(3)	97	94
EBIT	**395**	**262**	**(39)**	**282**	**(123)**	**776**	**-**	**776**
Amortisation of assets	240	130	23	103	7	503	(7)	495
Share of associates' amortisation	-	-	-	-	-	-	7	7
EBITDA	**634**	**392**	**(16)**	**385**	**(117)**	**1,278**	**-**	**1,278**
Profit (loss) attributable to equity shareholders	452	(263)	(155)	211	(225)	20	-	20
Special items	32	11	(6)	1	2	40	1	41
Share of associates' special items	-	-	-	-	(6)	(6)	(1)	(7)
Taxation on items above	(8)	(3)	-	(1)	-	(12)	-	(12)
Headline earnings (loss)	**477**	**(255)**	**(160)**	**211**	**(229)**	**43**	**-**	**43**
Unrealised non-hedge derivatives and other commodity contracts	(815)	(95)	(10)	(369)	-	(1,289)	-	(1,289)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	267	-	3	-	-	270	-	270
Fair value adjustment on option component of convertible bond	-	-	-	-	(40)	(40)	-	(40)
Fair value loss on mandatory convertible bond	-	-	-	-	22	22	-	22
Hedge buy-back and related costs net of taxation	523	443	134	328	59	1,487	-	1,487
Adjusted headline earnings (loss) excluding hedge buy-back costs	**452**	**93**	**(33)**	**169**	**(187)**	**494**	**-**	**494**
Ore reserve development capital	182	27	13	38	-	259	-	259
Stay-in-business capital	66	62	9	59	3	199	(3)	196
Project capital	33	49	8	103	-	193	(25)	168
Total capital expenditure	**280**	**137**	**29**	**200**	**3**	**650**	**(27)**	**623**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED SEPTEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	244	-	-	-	244
Mined	- 000 tonnes	1,534	478	283	506	2,802
Milled / Treated	- 000 tonnes	1,429	496	267	559	2,751
Yield	- g/t	7.87	4.71	2.13	6.64	6.49
Gold produced	- kg	11,246	2,336	569	3,713	17,863
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,472	-	-	-	2,472
Yield	- g/t	0.40	-	-	-	0.44
Gold produced	- kg	997	91	-	-	1,088
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,983	172	-	13,155
Mined	- 000 tonnes	-	31,335	218	6,766	38,319
Treated	- 000 tonnes	-	6,063	658	230	6,952
Stripping ratio	- ratio	-	5.43	35.22	22.71	6.42
Yield	- g/t	-	1.67	1.50	6.05	1.80
Gold produced	- kg	-	10,104	989	1,395	12,488
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,431	-	17,356	18,788
Placed	- 000 tonnes	-	261	-	5,371	5,632
Stripping ratio	- ratio	-	9.09	-	2.40	2.58
Yield	- g/t	-	1.05	-	0.43	0.46
Gold placed	- kg	-	275	-	2,297	2,573
Gold produced	- kg	-	238	-	2,293	2,531
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	176	366	997	682	291
TOTAL						
Subsidiaries' gold produced	- kg	12,243	10,822	1,558	7,401	32,023
Joint ventures' gold produced	- kg	-	1,947	-	-	1,947
Attributable gold produced	- kg	12,243	12,769	1,558	7,401	33,970
Minority gold produced	- kg	-	310	-	603	913
Subsidiaries' gold sold	- kg	12,232	10,059	1,711	7,646	31,647
Joint ventures' gold sold	- kg	-	1,943	-	-	1,943
Attributable gold sold	- kg	12,232	12,002	1,711	7,646	33,590
Minority gold sold	- kg	-	332	-	653	985
Spot price	- R/kg	391,507	391,507	391,507	391,507	391,507
Price received	- R/kg sold	395,628	398,860	384,427	389,420	394,799
Total cash costs	- R/kg produced	173,263	169,453	359,740	120,879	168,935
Total production costs	- R/kg produced	224,553	202,915	399,434	163,708	211,460

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED SEPTEMBER 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	4,839	4,919	658	3,195	-	13,610	(760)	12,850
Cash costs	(2,287)	(2,246)	(563)	(1,309)	(2)	(6,407)	402	(6,005)
By-products revenue	165	15	2	225	1	409	(3)	406
Total cash costs	(2,121)	(2,231)	(561)	(1,084)	(1)	(5,998)	400	(5,598)
Retrenchment costs	(13)	(8)	-	(5)	-	(26)	-	(26)
Rehabilitation and other non-cash costs	(14)	(33)	-	(34)	-	(81)	2	(80)
Amortisation of assets	(601)	(391)	(62)	(317)	(21)	(1,392)	14	(1,378)
Total production costs	(2,749)	(2,663)	(622)	(1,440)	(23)	(7,498)	415	(7,083)
Inventory change	2	91	(35)	44	-	103	(1)	102
Cost of sales	(2,747)	(2,572)	(658)	(1,396)	(23)	(7,395)	415	(6,980)
Adjusted gross profit (loss)	**2,092**	**2,347**	**-**	**1,799**	**(23)**	**6,215**	**(345)**	**5,870**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(4)	-	(5)	-	(5)
Gross profit (loss)	**2,092**	**2,346**	**-**	**1,795**	**(23)**	**6,210**	**(345)**	**5,865**
Corporate and other costs	(25)	1	(3)	(68)	(476)	(571)	(1)	(572)
Exploration	(3)	(127)	(111)	(231)	(81)	(552)	12	(541)
Intercompany transactions	-	(80)	(9)	(4)	92	-	-	-
Special items	(32)	(95)	85	9	(64)	(97)	-	(97)
Operating profit (loss)	**2,033**	**2,046**	**(37)**	**1,501**	**(552)**	**4,990**	**(335)**	**4,655**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(9)	17	13	(11)	(104)	(93)	(25)	(116)
Exchange gain (loss)	-	(6)	(2)	93	39	124	-	123
Share of equity accounted investments profit (loss)	-	-	-	(58)	(13)	(71)	247	175
Profit (loss) before taxation	2,024	2,057	(26)	1,525	(630)	4,950	(113)	4,837
Taxation	(694)	(741)	8	(176)	25	(1,578)	113	(1,465)
Profit (loss) for the period	**1,331**	**1,317**	**(19)**	**1,349**	**(605)**	**3,372**	**-**	**3,372**
Equity shareholders	1,331	1,285	(19)	1,302	(595)	3,304	-	3,304
Non-controlling interests	-	32	-	47	(11)	68	-	68
Operating profit (loss)	2,033	2,046	(37)	1,501	(552)	4,990	(335)	4,655
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	4	-	5	-	5
Intercompany transactions	-	80	9	4	(92)	-	-	-
Special items	39	66	(1)	(1)	64	167	-	167
Share of associates' EBIT	-	-	-	(58)	(12)	(70)	335	265
EBIT	**2,072**	**2,191**	**(30)**	**1,451**	**(592)**	**5,092**	**-**	**5,092**
Amortisation of assets	601	391	62	317	21	1,392	(14)	1,378
Share of associates' amortisation	-	-	-	-	-	-	14	14
EBITDA	**2,673**	**2,582**	**32**	**1,768**	**(570)**	**6,485**	**-**	**6,485**
Profit (loss) attributable to equity shareholders	1,331	1,285	(19)	1,302	(595)	3,304	-	3,304
Special items	39	66	(1)	(1)	64	167	-	167
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(14)	(1)	-	1	-	(14)	-	(14)
Headline earnings (loss)	**1,355**	**1,350**	**(19)**	**1,302**	**(529)**	**3,458**	**-**	**3,458**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	4	-	5	-	5
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(88)	(88)	-	(88)
Fair value loss on mandatory convertible	-	-	-	-	(66)	(66)	-	(66)
Adjusted headline earnings (loss)	**1,355**	**1,350**	**(19)**	**1,306**	**(682)**	**3,310**	**-**	**3,310**
Ore reserve development capital	505	90	35	123	-	752	-	752
Stay-in-business capital	311	477	17	283	73	1,163	(13)	1,149
Project capital	187	155	176	489	-	1,007	(129)	878
Total capital expenditure	**1,004**	**722**	**227**	**895**	**74**	**2,922**	**(143)**	**2,780**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	275	-	-	-	275
Mined	- 000 tonnes	1,664	441	237	518	2,860
Milled / Treated	- 000 tonnes	1,497	490	220	499	2,707
Yield	- g/t	7.97	5.19	3.15	6.20	6.75
Gold produced	- kg	11,937	2,546	693	3,094	18,270
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,803	-	-	-	2,803
Yield	- g/t	0.53	-	-	-	0.54
Gold produced	- kg	1,478	36	-	-	1,514
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	14,101	131	-	14,232
Mined	- 000 tonnes	-	33,493	358	6,905	40,756
Treated	- 000 tonnes	-	5,327	667	236	6,230
Stripping ratio	- ratio	-	4.63	7.57	23.32	5.49
Yield	- g/t	-	1.68	1.79	5.74	1.85
Gold produced	- kg	-	8,963	1,195	1,352	11,510
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,746	-	16,282	18,028
Placed	- 000 tonnes	-	288	-	5,425	5,713
Stripping ratio	- ratio	-	6.31	-	2.07	2.25
Yield	- g/t	-	1.10	-	0.39	0.42
Gold placed	- kg	-	317	-	2,100	2,417
Gold produced	- kg	-	195	-	2,287	2,482
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	193	343	1,262	645	292
TOTAL						
Subsidiaries' gold produced	- kg	13,415	9,758	1,888	6,733	31,794
Joint ventures' gold produced	- kg	-	1,982	-	-	1,982
Attributable gold produced	- kg	13,415	11,740	1,888	6,733	33,776
Minority gold produced	- kg	-	362	-	563	925
Subsidiaries' gold sold	- kg	13,420	9,649	1,925	6,612	31,606
Joint ventures' gold sold	- kg	-	1,928	-	-	1,928
Attributable gold sold	- kg	13,420	11,577	1,925	6,612	33,534
Minority gold sold	- kg	-	363	-	577	941
Spot price	- R/kg	326,078	326,078	326,078	326,078	326,078
Price received	- R/kg sold	330,266	328,101	326,549	328,472	328,951
Total cash costs	- R/kg produced	149,788	153,485	347,372	106,092	153,441
Total production costs	- R/kg produced	197,117	187,545	379,933	173,081	199,541

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	4,432	3,918	629	2,335	-	11,313	(633)	10,680
Cash costs	(2,236)	(1,877)	(658)	(1,086)	169	(5,687)	347	(5,340)
By-products revenue	226	11	2	215	4	459	(2)	458
Total cash costs	(2,009)	(1,865)	(656)	(871)	173	(5,228)	345	(4,883)
Retrenchment costs	(15)	-	-	(5)	-	(20)	-	(20)
Rehabilitation and other non-cash costs	(14)	(56)	(6)	(276)	-	(351)	2	(349)
Amortisation of assets	(606)	(349)	(56)	(258)	(24)	(1,293)	15	(1,278)
Total production costs	(2,644)	(2,270)	(717)	(1,409)	149	(6,892)	362	(6,529)
Inventory change	(1)	7	18	100	-	124	(7)	117
Cost of sales	(2,645)	(2,263)	(700)	(1,309)	149	(6,768)	355	(6,412)
Adjusted gross profit (loss)	**1,787**	**1,655**	**(71)**	**1,025**	**149**	**4,545**	**(278)**	**4,268**
Unrealised non-hedge derivatives and other commodity contracts	-	3	-	(17)	-	(14)	-	(14)
Gross profit (loss)	**1,787**	**1,658**	**(71)**	**1,008**	**149**	**4,531**	**(278)**	**4,254**
Corporate and other costs	(21)	(26)	(1)	(67)	(386)	(501)	(1)	(502)
Exploration	(2)	(87)	(80)	(202)	(67)	(437)	8	(429)
Intercompany transactions	-	(75)	-	(5)	80	-	-	-
Special items	(47)	3,973	112	6	(3,847)	197	-	197
Operating profit (loss)	**1,718**	**5,442**	**(40)**	**741**	**(4,070)**	**3,791**	**(271)**	**3,520**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(7)	(11)	(2)	(7)	697	670	2	672
Exchange gain (loss)	-	(24)	-	(12)	(5)	(41)	7	(34)
Share of equity accounted investments profit (loss)	-	-	-	(18)	(18)	(37)	175	139
Profit (loss) before taxation	1,711	5,408	(43)	703	(3,396)	4,383	(86)	4,297
Taxation	(533)	(479)	9	(80)	(16)	(1,099)	86	(1,013)
Profit (loss) for the period	**1,178**	**4,929**	**(34)**	**623**	**(3,412)**	**3,284**	**-**	**3,284**
Equity shareholders	1,178	4,899	(34)	622	(3,470)	3,195	-	3,195
Non-controlling interests	-	29	-	1	58	89	-	89
Operating profit (loss)	1,718	5,442	(40)	741	(4,070)	3,791	(271)	3,520
Unrealised non-hedge derivatives and other commodity contracts	-	(3)	-	17	-	14	-	14
Intercompany transactions	-	75	-	5	(80)	-	-	-
Special items	51	(3,766)	(20)	(7)	3,802	60	-	60
Share of associates' EBIT	-	-	-	(18)	(3)	(21)	271	249
EBIT	**1,769**	**1,748**	**(60)**	**737**	**(352)**	**3,843**	**-**	**3,843**
Amortisation of assets	606	349	56	258	24	1,293	(15)	1,278
Share of associates' amortisation	-	-	-	-	-	-	15	15
EBITDA	**2,375**	**2,098**	**(5)**	**995**	**(328)**	**5,136**	**-**	**5,136**
Profit (loss) attributable to equity shareholders	1,178	4,899	(34)	622	(3,470)	3,195	-	3,195
Special items	51	(3,766)	(20)	(7)	3,802	60	-	60
Share of associates' special items	-	-	-	-	15	15	-	15
Taxation on items above	(31)	(1)	6	-	-	(26)	-	(26)
Headline earnings (loss)	**1,198**	**1,133**	**(48)**	**615**	**347**	**3,244**	**-**	**3,244**
Unrealised non-hedge derivatives and other commodity contracts	-	(3)	-	17	-	14	-	14
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(499)	(499)	-	(499)
Fair value loss on mandatory convertible	-	-	-	-	(442)	(442)	-	(442)
Adjusted headline earnings (loss)	**1,198**	**1,130**	**(48)**	**632**	**(594)**	**2,317**	**-**	**2,317**
Ore reserve development capital	462	81	8	113	-	663	-	663
Stay-in-business capital	198	428	11	180	7	825	(8)	817
Project capital	126	201	111	415	-	854	(148)	706
Total capital expenditure	**786**	**710**	**130**	**709**	**7**	**2,342**	**(156)**	**2,186**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	299	-	-	-	299
Mined	- 000 tonnes	1,826	410	106	517	2,859
Milled / Treated	- 000 tonnes	1,702	435	131	512	2,780
Yield	- g/t	7.77	5.05	3.17	6.62	6.92
Gold produced	- kg	13,223	2,200	414	3,391	19,229
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,533	285	-	-	2,818
Yield	- g/t	0.65	0.50	-	-	0.63
Gold produced	- kg	1,636	143	-	-	1,779
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	11,080	1,336	-	12,416
Mined	- 000 tonnes	-	26,636	3,677	7,467	37,780
Treated	- 000 tonnes	-	5,328	782	246	6,356
Stripping ratio	- ratio	-	4.54	3.86	26.04	5.47
Yield	- g/t	-	1.68	3.17	5.93	2.03
Gold produced	- kg	-	8,952	2,480	1,456	12,887
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,507	-	14,975	16,482
Placed	- 000 tonnes	-	232	-	5,458	5,691
Stripping ratio	- ratio	-	8.43	-	1.87	2.07
Yield	- g/t	-	1.04	-	0.47	0.49
Gold placed	- kg	-	242	-	2,554	2,797
Gold produced	- kg	-	305	-	1,929	2,234
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	192	348	1,938	720	297
TOTAL						
Subsidiaries' gold produced	- kg	14,859	9,645	2,894	6,776	34,174
Joint ventures' gold produced	- kg	-	1,955	-	-	1,955
Attributable gold produced	- kg	14,859	11,600	2,894	6,776	36,129
Minority gold produced	- kg	-	341	-	743	1,084
Subsidiaries' gold sold	- kg	15,948	9,532	2,697	6,829	35,005
Joint ventures' gold sold	- kg	-	1,889	-	-	1,889
Attributable gold sold	- kg	15,948	11,421	2,697	6,829	36,894
Minority gold sold	- kg	-	334	-	778	1,112
Spot price	- R/kg	287,837	287,837	287,837	287,837	287,837
Price received	- R/kg sold	(58,520)	(7,300)	(86,186)	(75,066)	(47,750)
Price received excluding hedge buy-back costs	- R/kg sold	266,454	270,165	267,056	266,777	267,707
Total cash costs	- R/kg produced	139,350	170,196	250,073	101,552	151,007
Total production costs	- R/kg produced	181,238	206,279	268,283	134,440	187,695

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED SEPTEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	4,249	3,181	720	2,020	-	10,171	(544)	9,627
Cash costs	(2,139)	(2,037)	(725)	(1,011)	38	(5,874)	366	(5,509)
By-products revenue	68	6	1	141	8	225	(1)	224
Total cash costs	(2,071)	(2,031)	(724)	(870)	46	(5,649)	365	(5,284)
Retrenchment costs	(19)	(2)	-	(4)	-	(25)	2	(23)
Rehabilitation and other non-cash costs	(11)	(90)	-	(5)	-	(107)	1	(106)
Amortisation of assets	(592)	(332)	(53)	(266)	(18)	(1,261)	17	(1,244)
Total production costs	(2,693)	(2,455)	(776)	(1,146)	28	(7,042)	384	(6,658)
Inventory change	(182)	68	17	104	-	7	(8)	(1)
Cost of sales	(2,875)	(2,387)	(759)	(1,042)	28	(7,034)	375	(6,659)
Adjusted gross profit (loss)	**1,374**	**795**	**(38)**	**979**	**28**	**3,137**	**(168)**	**2,969**
Hedge buy-back costs	(5,183)	(3,169)	(953)	(2,335)	-	(11,639)	-	(11,639)
Adjusted gross (loss) profit	**(3,809)**	**(2,374)**	**(991)**	**(1,356)**	**28**	**(8,502)**	**(168)**	**(8,670)**
Unrealised non-hedge derivatives and other commodity contracts	6,550	1,801	(1)	2,992	-	11,343	-	11,343
Gross (loss) profit	**2,742**	**(573)**	**(992)**	**1,636**	**28**	**2,841**	**(168)**	**2,672**
Corporate and other costs	(18)	(26)	(2)	(66)	(313)	(426)	-	(426)
Exploration	(2)	(76)	(100)	(170)	(95)	(444)	4	(440)
Intercompany transactions	-	(91)	(2)	(6)	98	-	-	-
Special items	(55)	(6)	12	1	(370)	(416)	(8)	(424)
Operating profit (loss)	**2,667**	**(772)**	**(1,084)**	**1,396**	**(652)**	**1,555**	**(173)**	**1,382**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(9)	(18)	(2)	5	(526)	(550)	(3)	(553)
Exchange gain (loss)	-	(63)	-	(45)	(27)	(134)	22	(113)
Share of equity accounted investments profit	-	-	-	(1)	90	89	62	151
Profit (loss) before taxation	2,657	(852)	(1,086)	1,355	(1,115)	959	(92)	867
Taxation	108	(235)	20	(125)	(178)	(410)	92	(318)
Profit (loss) for the period	**2,765**	**(1,087)**	**(1,066)**	**1,230**	**(1,293)**	**549**	**-**	**549**
Equity shareholders	2,765	(1,111)	(1,066)	1,166	(1,311)	443	-	443
Non-controlling interests	-	24	-	64	18	106	-	106
Operating profit (loss)	2,667	(772)	(1,084)	1,396	(652)	1,555	(173)	1,382
Unrealised non-hedge derivatives and other commodity contracts	(6,550)	(1,801)	1	(2,992)	-	(11,343)	-	(11,343)
Hedge buy-back costs	5,183	3,169	953	2,335	422	12,060	-	12,060
Intercompany transactions	-	91	2	6	(98)	-	-	-
Special items	144	3	-	3	8	158	8	166
Share of associates' EBIT	-	-	-	(1)	16	15	165	180
EBIT	**1,443**	**690**	**(128)**	**746**	**(304)**	**2,446**	**-**	**2,446**
Amortisation of assets	592	332	53	266	18	1,261	(17)	1,244
Share of associates' amortisation	-	-	-	-	-	-	17	17
EBITDA	**2,035**	**1,022**	**(76)**	**1,012**	**(286)**	**3,706**	**-**	**3,706**
Profit (loss) attributable to equity shareholders	2,765	(1,111)	(1,066)	1,166	(1,311)	443	-	443
Special items	144	3	-	3	8	158	8	166
Share of associates' special items	-	-	-	-	(74)	(74)	(8)	(82)
Taxation on items above	(43)	-	-	(8)	-	(51)	-	(51)
Headline earnings (loss)	**2,866**	**(1,107)**	**(1,066)**	**1,161**	**(1,378)**	**476**	**-**	**476**
Unrealised non-hedge derivatives and other commodity contracts	(6,550)	(1,801)	1	(2,992)	-	(11,343)	-	(11,343)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	2,152	-	-	-	-	2,152	-	2,152
Fair value adjustment on option component of convertible bonds	-	-	-	-	166	166	-	166
Fair value loss on mandatory convertible	-	-	-	-	160	160	-	160
Hedge buy-back and related costs net of taxation	3,717	3,148	953	2,335	422	10,573	-	10,573
Adjusted headline earnings (loss)	**2,185**	**240**	**(112)**	**504**	**(630)**	**2,184**	**-**	**2,184**
Ore reserve development capital	479	68	28	105	-	680	-	680
Stay-in-business capital	160	244	27	182	9	623	(7)	616
Project capital	92	126	18	317	-	552	(77)	475
Total capital expenditure	**731**	**439**	**72**	**604**	**9**	**1,855**	**(84)**	**1,771**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	770	-	-	-	770
Mined	- 000 tonnes	4,757	1,364	726	1,491	8,337
Milled / Treated	- 000 tonnes	4,317	1,480	727	1,546	8,070
Yield	- g/t	7.91	4.76	3.48	6.49	6.66
Gold produced	- kg	34,157	7,036	2,533	10,035	53,761
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	7,960	-	-	-	7,960
Yield	- g/t	0.50	-	-	-	0.52
Gold produced	- kg	3,967	162	-	-	4,129
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	39,663	1,409	-	41,071
Mined	- 000 tonnes	-	94,495	3,651	20,233	118,378
Treated	- 000 tonnes	-	16,996	1,911	688	19,595
Stripping ratio	- ratio	-	4.44	6.62	23.45	5.33
Yield	- g/t	-	1.64	1.65	5.72	1.79
Gold produced	- kg	-	27,933	3,157	3,936	35,026
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	4,666	-	49,314	53,980
Placed	- 000 tonnes	-	825	-	16,011	16,836
Stripping ratio	- ratio	-	6.92	-	2.18	2.35
Yield	- g/t	-	1.05	-	0.40	0.43
Gold placed	- kg	-	864	-	6,399	7,263
Gold produced	- kg	-	664	-	6,468	7,133
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	183	349	1,176	651	288
TOTAL						
Subsidiaries' gold produced	- kg	38,124	30,009	5,690	20,440	94,262
Joint ventures' gold produced	- kg	-	5,787	-	-	5,787
Attributable gold produced	- kg	38,124	35,796	5,690	20,440	100,049
Minority gold produced	- kg	-	1,028	-	1,800	2,828
Subsidiaries' gold sold	- kg	38,116	29,709	5,804	20,557	94,186
Joint ventures' gold sold	- kg	-	5,709	-	-	5,709
Attributable gold sold	- kg	38,116	35,418	5,804	20,557	99,895
Minority gold sold	- kg	-	1,076	-	1,806	2,882
Spot price	- R/kg	343,979	343,979	343,979	343,979	343,979
Price received	- R/kg sold	345,817	346,476	337,755	345,990	345,618
Total cash costs	- R/kg produced	155,190	168,844	315,797	112,013	160,402
Total production costs	- R/kg produced	205,522	202,315	350,804	161,411	203,940

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income	13,181	12,641	1,960	7,649	-	35,431	(1,967)	33,464
Cash costs	(6,493)	(6,268)	(1,803)	(3,445)	131	(17,877)	1,099	(16,779)
By-products revenue	577	39	6	596	7	1,225	(5)	1,220
Total cash costs	(5,916)	(6,228)	(1,797)	(2,849)	139	(16,652)	1,093	(15,558)
Retrenchment costs	(49)	(9)	-	(16)	-	(74)	1	(73)
Rehabilitation and other non-cash costs	(40)	(142)	(6)	(313)	-	(501)	4	(497)
Amortisation of assets	(1,830)	(1,063)	(194)	(849)	(62)	(3,998)	44	(3,954)
Total production costs	(7,835)	(7,443)	(1,996)	(4,027)	77	(21,225)	1,142	(20,083)
Inventory change	2	(64)	2	292	-	232	(11)	221
Cost of sales	(7,833)	(7,507)	(1,994)	(3,735)	77	(20,993)	1,131	(19,863)
Adjusted gross profit (loss)	**5,348**	**5,134**	**(34)**	**3,914**	**77**	**14,439**	**(837)**	**13,602**
Unrealised non-hedge derivatives and other commodity contracts	-	2	-	(10)	-	(7)	-	(7)
Gross profit (loss)	**5,348**	**5,136**	**(34)**	**3,904**	**77**	**14,431**	**(837)**	**13,594**
Corporate and other costs	(60)	(49)	(15)	(229)	(1,269)	(1,622)	(5)	(1,626)
Exploration	(6)	(352)	(266)	(566)	(203)	(1,393)	26	(1,367)
Intercompany transactions	-	(238)	(9)	(13)	259	-	-	-
Special items	(84)	3,834	246	16	(3,901)	111	-	111
Operating profit (loss)	**5,199**	**8,331**	**(78)**	**3,113**	**(5,037)**	**11,528**	**(816)**	**10,712**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(26)	(4)	17	(21)	553	519	(20)	499
Exchange gain (loss)	-	(53)	(2)	89	36	70	23	92
Share of equity accounted investments profit (loss)	-	-	-	(104)	(47)	(152)	547	396
Profit (loss) before taxation	5,173	8,274	(63)	3,078	(4,496)	11,965	(266)	11,699
Taxation	(1,609)	(1,512)	4	(461)	(30)	(3,608)	266	(3,342)
Profit (loss) for the period	**3,564**	**6,762**	**(59)**	**2,617**	**(4,526)**	**8,357**	**-**	**8,357**
Equity shareholders	3,564	6,664	(59)	2,534	(4,545)	8,158	-	8,158
Non-controlling interests	-	97	-	83	19	199	-	199
Operating profit (loss)	5,199	8,331	(78)	3,113	(5,037)	11,528	(816)	10,712
Unrealised non-hedge derivatives and other commodity contracts	-	(2)	-	10	-	7	-	7
Intercompany transactions	-	238	9	13	(259)	-	-	-
Special items	100	(3,691)	(21)	(10)	3,852	231	-	231
Share of associates' EBIT	-	-	-	(104)	(30)	(134)	816	682
EBIT	**5,298**	**4,876**	**(91)**	**3,021**	**(1,471)**	**11,633**	**-**	**11,633**
Amortisation of assets	1,830	1,063	194	849	62	3,998	(44)	3,954
Share of associates' amortisation	-	-	-	-	-	-	44	44
EBITDA	**7,128**	**5,939**	**103**	**3,870**	**(1,409)**	**15,631**	**-**	**15,631**
Profit (loss) attributable to equity shareholders	3,564	6,664	(59)	2,534	(4,545)	8,158	-	8,158
Special items	100	(3,691)	(21)	(10)	3,852	230	-	230
Share of associates' special items	-	-	-	-	17	17	-	17
Taxation on items above	(51)	(2)	6	1	-	(46)	-	(46)
Headline earnings (loss)	**3,613**	**2,971**	**(74)**	**2,525**	**(676)**	**8,359**	**-**	**8,359**
Unrealised non-hedge derivatives and other commodity contracts	-	(2)	-	10	-	7	-	7
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(677)	(677)	-	(677)
Fair value loss on mandatory convertible	-	-	-	-	(647)	(647)	-	(647)
Adjusted headline earnings (loss)	**3,613**	**2,969**	**(74)**	**2,534**	**(2,000)**	**7,043**	**-**	**7,043**
Ore reserve development capital	1,419	257	67	338	-	2,081	-	2,081
Stay-in-business capital	604	1,130	43	568	96	2,442	(27)	2,414
Project capital	429	481	322	1,249	-	2,482	(376)	2,105
Total capital expenditure	**2,453**	**1,868**	**433**	**2,155**	**96**	**7,005**	**(404)**	**6,601**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	932	-	-	-	932
Mined	- 000 tonnes	5,580	1,406	425	1,367	8,778
Milled / Treated	- 000 tonnes	5,188	1,383	360	1,421	8,353
Yield	- g/t	7.09	5.26	4.07	6.40	6.54
Gold produced	- kg	36,779	7,270	1,467	9,099	54,615
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	7,540	783	-	-	8,323
Yield	- g/t	0.52	0.66	-	-	0.54
Gold produced	- kg	3,947	519	-	-	4,466
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	35,978	3,830	-	39,808
Mined	- 000 tonnes	-	84,691	10,674	21,595	116,961
Treated	- 000 tonnes	-	15,947	2,355	780	19,083
Stripping ratio	- ratio	-	4.03	4.88	25.41	5.01
Yield	- g/t	-	1.59	3.26	5.89	1.97
Gold produced	- kg	-	25,384	7,671	4,598	37,653
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	3,576	-	46,124	49,700
Placed	- 000 tonnes	-	865	-	15,702	16,567
Stripping ratio	- ratio	-	6.95	-	1.98	2.12
Yield	- g/t	-	1.33	-	0.48	0.52
Gold placed	- kg	-	1,147	-	7,485	8,631
Gold produced	- kg	-	1,595	-	6,386	7,981
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	171	351	2,071	726	283
TOTAL						
Subsidiaries' gold produced	- kg	40,726	28,170	9,138	20,082	98,116
Joint ventures' gold produced	- kg	-	6,598	-	-	6,598
Attributable gold produced	- kg	40,726	34,768	9,138	20,082	104,714
Minority gold produced	- kg	-	1,112	-	2,174	3,286
Subsidiaries' gold sold	- kg	40,912	27,804	9,048	20,097	97,861
Joint ventures' gold sold	- kg	-	6,479	-	-	6,479
Attributable gold sold	- kg	40,912	34,283	9,048	20,097	104,340
Minority gold sold	- kg	-	1,100	-	2,205	3,305
Spot price	- R/kg	282,015	282,015	282,015	282,015	282,015
Price received	- R/kg sold	133,050	169,782	149,985	142,012	148,314
Price received excluding hedge buy-back costs	- R/kg sold	259,727	262,212	255,266	258,176	259,858
Total cash costs	- R/kg produced	141,479	164,043	242,225	100,855	149,953
Total production costs	- R/kg produced	188,239	196,855	261,039	133,990	187,282

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	10,626	9,298	2,310	5,733	-	27,967	(1,819)	26,148
Cash costs	(5,947)	(5,892)	(2,218)	(2,868)	191	(16,735)	1,050	(15,685)
By-products revenue	186	22	5	388	17	617	(3)	614
Total cash costs	(5,762)	(5,870)	(2,213)	(2,480)	208	(16,118)	1,046	(15,072)
Retrenchment costs	(88)	(2)	-	(13)	-	(104)	2	(102)
Rehabilitation and other non-cash costs	(32)	(189)	-	(5)	-	(227)	(1)	(228)
Amortisation of assets	(1,784)	(967)	(172)	(768)	(49)	(3,740)	49	(3,691)
Total production costs	(7,666)	(7,029)	(2,385)	(3,267)	158	(20,189)	1,096	(19,093)
Inventory change	(31)	73	13	233	-	289	(15)	274
Cost of sales	(7,697)	(6,955)	(2,372)	(3,034)	158	(19,900)	1,081	(18,819)
Adjusted gross profit (loss) excluding hedge buy-back costs	**2,929**	**2,343**	**(62)**	**2,700**	**158**	**8,067**	**(738)**	**7,329**
Hedge buy-back costs	(5,183)	(3,169)	(953)	(2,335)	-	(11,639)	-	(11,639)
Adjusted gross profit (loss)	**(2,254)**	**(826)**	**(1,015)**	**365**	**158**	**(3,572)**	**(738)**	**(4,310)**
Unrealised non-hedge derivatives and other commodity contracts	5,778	634	75	2,616	-	9,104	-	9,104
Gross profit (loss)	**3,525**	**(192)**	**(940)**	**2,981**	**158**	**5,532**	**(738)**	**4,794**
Corporate and other costs	(50)	(36)	(8)	(151)	(945)	(1,191)	(1)	(1,192)
Exploration	(5)	(257)	(236)	(451)	(172)	(1,121)	13	(1,108)
Intercompany transactions	-	(186)	(8)	(11)	205	-	-	-
Special items	(180)	(180)	58	(2)	(376)	(679)	(8)	(686)
Operating profit (loss)	**3,290**	**(851)**	**(1,134)**	**2,367**	**(1,130)**	**2,542**	**(734)**	**1,808**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(9)	(42)	-	14	(458)	(496)	1	(495)
Exchange gain (loss)	-	(80)	-	(59)	62	(78)	3	(75)
Share of equity accounted investments profit (loss)	-	-	-	(1)	16	16	387	403
Profit (loss) before taxation	3,281	(973)	(1,135)	2,321	(1,510)	1,984	(343)	1,641
Taxation	13	(833)	28	(624)	(67)	(1,483)	343	(1,140)
Profit (loss) for the period	**3,294**	**(1,806)**	**(1,106)**	**1,697**	**(1,577)**	**501**	**-**	**501**
Equity shareholders	3,294	(1,877)	(1,106)	1,549	(1,627)	233	-	233
Non-controlling interests	-	71	-	148	50	268	-	268
Operating profit (loss)	3,290	(851)	(1,134)	2,367	(1,130)	2,542	(734)	1,808
Unrealised non-hedge derivatives and other commodity contracts	(5,778)	(634)	(75)	(2,616)	-	(9,104)	-	(9,104)
Hedge buy-back costs	5,183	3,169	953	2,335	422	12,060	-	12,060
Intercompany transactions	-	186	8	11	(205)	-	-	-
Special items	237	80	(45)	6	14	292	8	299
Share of associates' EBIT	-	-	-	(1)	(22)	(23)	726	703
EBIT	**2,930**	**1,950**	**(294)**	**2,101**	**(921)**	**5,767**	**-**	**5,767**
Amortisation of assets	1,784	967	172	768	49	3,740	(49)	3,691
Share of associates' amortisation	-	-	-	-	-	-	49	49
EBITDA	**4,715**	**2,917**	**(122)**	**2,870**	**(872)**	**9,507**	**-**	**9,507**
Profit (loss) attributable to equity shareholders	3,294	(1,877)	(1,106)	1,549	(1,627)	233	-	233
Special items	237	80	(45)	6	14	292	8	299
Share of associates' special items	-	-	-	-	(40)	(40)	(8)	(47)
Taxation on items above	(55)	(23)	2	(8)	-	(83)	-	(83)
Headline earnings (loss)	**3,476**	**(1,819)**	**(1,149)**	**1,547**	**(1,652)**	**402**	**-**	**402**
Unrealised non-hedge derivatives and other commodity contracts	(5,778)	(634)	(75)	(2,616)	-	(9,104)	-	(9,104)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	1,892	-	23	-	-	1,915	-	1,915
Fair value adjustment on option component of convertible bond	-	-	-	-	(319)	(319)	-	(319)
Fair value loss on mandatory convertible bond	-	-	-	-	160	160	-	160
Hedge buy-back and related costs net of taxation	3,717	3,148	953	2,335	422	10,573	-	10,573
Adjusted headline earnings (loss)	**3,306**	**695**	**(249)**	**1,265**	**(1,389)**	**3,626**	**-**	**3,626**
Ore reserve development capital	1,353	198	94	282	-	1,926	-	1,926
Stay-in-business capital	491	460	65	439	25	1,481	(20)	1,461
Project capital	243	364	60	767	-	1,434	(183)	1,251
Total capital expenditure	**2,087**	**1,022**	**219**	**1,488**	**25**	**4,841**	**(203)**	**4,638**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

Non-Executive
T T Mboweni ^ (Chairman)
F B Arisman #
R Gasant ^
Ms N P January-Bardill ^
W A Nairn ^
Prof L W Nkuhlu ^
F Ohene-Kena +
S M Pityana ^

* British	# American
~ Australian	^ South African
+ Ghanaian	

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts

South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 9, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary